90

02049867

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSK

*CURRENT ADDRESS

PROCESSED SEP 11 2002 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 781 FISCAL YEAR 3-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 9/10/02

CSK

ANNUAL REPORT 2002

Profile

The CSK Group is one of Japan's leading providers of IT-related solutions. Its comprehensive e-service range covers the key areas of systems development and systems management, and business process outsourcing. The Group's state-of-the-art e-services are focused on meeting the diverse needs of the 21st century's network society, and adding customer value by remaining at the forefront of technological development.

CSK CORPORATION, established in 1968, is a major player in information and communications technology services. The company works closely with its customers to help them achieve their strategic objectives, by providing high-quality and in-depth systems services. These capabilities enable CSK to achieve high levels of customer approval, and to develop skilled project management staffing teams. CSK will continue to leverage its established strengths and values in striving to achieve its group-wide vision of becoming "e-Service No. 1".

Contents

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about the future plans, strategies, beliefs and performance of CSK and its subsidiaries. These forward-looking statements are not historical facts. They are expectations, estimates, forecasts and projections based on information currently available to the company and are subject to a number of risks, uncertainties and assumptions, which, without limitation, include economic trends, competition in the industry, personal consumption, market demand, the tax system and other legislation. As such, actual results may differ materially from those projected.

CSK CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 1998, 1999, 2000, 2001 and 2002

	Millions of Yen (except per share amounts)					Thousands of U.S. Dollars (Note 2) (except per share amounts)
	1998	1999	2000	2001	2002	2002
For the year:						
Sales and operating revenue	¥211,004	¥223,715	¥409,747	¥418,601	**¥423,704**	$3,179,767
Operating income	6,631	8,214	10,327	9,314	**15,394**	115,528
Income (loss) before income taxes and minority interests	(18,834)	(14,891)	8,075	(16,775)	**(80)**	(597)
Net income (loss)	(20,284)	(17,386)	(5,517)	(21,354)	**14,220**	106,720
At year-end:						
Total assets	220,261	190,484	383,049	382,523	**338,978**	2,543,925
Total shareholders' equity	98,850	80,457	104,391	85,099	**94,799**	711,435
Interest-bearing debt	67,943	52,873	149,186	151,799	**107,386**	805,896
	Yen					U.S. Dollars
Per share (Notes 1 and 2):						
Net income (loss)	¥ (317.54)	¥ (273.37)	¥ (88.10)	¥ (287.04)	**¥ 190.37**	$1.43
Cash dividends	15.00	12.00	12.00	12.00	**12.00**	0.09
Total shareholders' equity	1,550.02	1,266.79	968.44	1,139.26	**1,269.12**	9.52

Notes: 1. Per share figures are in exact yen.
2. U.S. Dollar amounts are translated from yen, for convenience only, at the rate of ¥133.25=U.S.$1.


Sales and operating revenue
(¥ Billion)
211.0
223.7
409.7
418.6
423.7
'98 '99 '00 '01 '02


Operating income
(¥ Billion)
6.6
8.2
10.3
9.3
15.4
'98 '99 '00 '01 '02


Net income (loss)
(¥ Billion)
−20.3
−17.4
−5.5
−21.4
14.2
'98 '99 '00 '01 '02

OVERVIEW OF FISCAL YEAR 2002

CSK Group's strategy of becoming "e-Service No.1" produced concrete results in the past fiscal year. Consolidated net sales rose 1.2% to ¥423.7 billion and operating income increased 65.3% to ¥15.4 billion. This is our highest level of earnings ever, far above the previous record of ¥10.3 billion we achieved in the fiscal year 2000. Driving this growth were strong performances at CSK CORPORATION and its consolidated subsidiaries involved in BtoB businesses. Net income benefited from a big decrease in equity in net losses of SEGA CORPORATION due to the result of a rebound in earnings through its restructuring program. These improvements produced CSK's first consolidated bottom-line profit since the fiscal year 1993. From a net loss of ¥21.4 billion last year, we recorded net income of ¥14.2 billion.

A STRATEGY TO TAKE US TO THE NEXT GROWTH STAGE

CSK Group is strictly following a strategy of allocating resources to BtoB e-Services. We have reorganized the entire group to establish a highly effective structure for the provision of IT services.

Our two BtoC subsidiaries, ASCII CORPORATION and CSK ELECTRONICS CORPORATION, were divested due to our conclusion that these operations are not consistent with our overall group strategy. At ISAO CORPORATION, a major capital expenditure program has been completed to help launch new businesses. Regarding SEGA CORPORATION, CSK focuses on asset value maximization as a major shareholder. CSK is not pursuing business synergies at this juncture. Depending on how quickly the BtoC market matures, however, business synergies may emerge.

Following last year's realignments, the CSK Group is structured to capitalize on a multitude of opportunities in the BtoB marketplace. We will take full advantage of the resources within the group. Alliances with external partners will provide added impetus to our actions to seek growth.



Masahiro Aozono President and Representative Director

INCREASING CORPORATE VALUE

"Full support throughout systems' lifetime." This is the strategic theme that will propel CSK Group to the next stage of growth. This statement expresses our goal of meeting the rising need among customers for services that can optimize their IT systems over the system's entire life. Expertise CSK Group has gained over the years is a perfect match with the demands spawned by the emergence of this system optimization market. We are determined to make the most of this opportunity. Success will depend on our ability to capitalize on three critical competitive advantages of the group: the ability to supply a full line of services supported by our diverse range of strengths; our extensive customer base rooted in relationships of trust built over many years of providing quality services; and our skill in project management gained through hands-on experience in working side-by-side with customers.

The top management of CSK Group is concentrating on making our services more powerful, all-inclusive and valuable. We will never lose sight of the goal of steadily improving results and maximizing shareholder value.

August 2002

Masahiro Aozono
President and Representative Director

BECOMING "e-SERVICE NO.1"—GROUP VISION—

The emergence of the Internet has spawned rapid growth in IT services. The CSK Group, one of Japan's leading providers of IT related solutions, is ideally suited to address this need and is determined to become the undisputed leader in the e-services field.

LEADERSHIP IN E-SERVICES

▷ IT Services for the Internet Age

The Internet is altering the very fabric of society, as information is accessed and exchanged more freely than ever before. Networks and related platforms offer users greater convenience and have become key elements of today's Internet age.

In the past, information systems were used primarily to enhance in-house productivity through the strengthening of back-office functions. However, as our customers' networks have become increasingly integrated with those of their business partners and clients, the role of our information systems has changed. These systems must now support our customers' entire front- and back-office business processes, spanning systems development, systems management and Business Process Outsourcing (BPO). Indeed the impact which information systems have on the performance of our customers' core businesses is greater than ever.

As the involvement of CSK's information systems in our customers' business processes has expanded, achieving a high level of systems reliability has become paramount. Ensuring the fail-safe operation of our customers' systems and networks is therefore a top priority at CSK. We recognize the added significance of our services in helping our customers to stay ahead of the changes in their rapidly evolving business environments.

CURRENT MANAGEMENT SITUATION


BPO
SYSTEMS MANAGEMENT
SYSTEMS DEVELOPMENT
Service Ware
CSK Communications
CSK Field Services
CSK
FITS
SuperSoft
VERISERVE
BEC
BELLSYSTEM24

BPO .... Business Process Outsourcing

▷ The Knowledge Needed to Lead e-Services

The CSK Group defines e-services as systems development, systems management, and BPO, that use the Internet to boost efficiency. e-services are the most advanced form of IT services, and demand for these functions did not exist prior to the recent emergence of our network-centered society. "e-Services No. 1" is a group-wide vision that unifies CSK in its drive to supply customers with a full line of first-class support.

The CSK Group offers a spectrum of services, from systems development through to BPO. Each of its companies has years of expertise in its respective business segment, and the tie that binds these companies is the common vision of becoming the unsurpassed leader in e-services. We will combine and focus our energy on transforming Internet-driven change into advantages that contribute directly to the success of our customers' businesses.

e-Service Companies

SYSTEMS DEVELOPMENT

Japan Future Information Technology & Systems Co., Ltd.
As an "e-finance producer", JFITS uses its extensive knowledge of securities-related systems to offer solutions for members of the financial services and securities industries.

JIEC Co., Ltd.
JIEC meets the rapidly growing demand for expertise in system and business process integration. Extensive experience in the construction of large-scale systems for various companies is being used to focus on "EAI Solutions" for our customers' e-business operations.

CSI Co., Ltd.
CSI is a system integrator focusing on middle-market companies and regional projects as well as a source of assistance for system operations. In all, customers can rely on CSI for a diverse range of support.

NextCom K.K.
A comprehensive source of support for the development and management of network infrastructures and systems. NextCom excels as a designer of network systems for communication carriers, ISPs, companies and the public sector.

Super Software Co., Ltd.
As a solution provider for homebuilders and other construction companies, Super Software draws on knowledge of both architecture and systems. Much expertise has been gained through the development of the SuperSoft Series of CAD software for homebuilders.

SYSTEMS MANAGEMENT

CSK Network Systems Corporation
This company's Internet Data Center (IDC) service makes possible the strategic outsourcing of e-business systems. Clients benefit by launching e-businesses faster and gaining access to reliable and cost-efficient system operation and management services.

ISAO CORPORATION
The growth of high-speed, always-on network access services is sparking greater demand for games and other entertaining content. ISAO meets this demand with a full line of support, including system development and operation, as well as ISP and IDC services.

ANT, Inc.
Concentrating exclusively on Windows-based business solutions since its inception, ANT supplies a broad range of consulting services as well as other sophisticated expertise for corporate clients. The company plans to build on its technology resources and experience to become Japan's premier source of Windows consulting.

BUSINESS PROCESS OUTSOURCING

ServiceWare Corporation
ServiceWare concentrates on the provision of information support services ("serviceware") that cover many types of service integration needs, such as operation and management of help desks, IT systems and CRM programs.

CSK Communications Corporation
Based on Okinawa, this company provides outsourcing services for call centers supplying technical support for IT products. Expertise covers complete CRM solutions, including the establishment of call centers, and IT education services.

CSK Field Services Co., Ltd.
Through close relationships with vendors in Japan and overseas, this company extends a full line of support for H/W, S/W and other networks along with many types of IT solutions, including server attached storage (SAS) and network attached storage (NAS) system construction and operation.

Japan Card Center Kaisha
To meet needs for more kinds of settlement methods, this company conducts a prepaid card system that is suitable for many applications. The QUO Card is issued for purchases at real stores such as convenience stores, and customers can use the @QUO Card to purchase goods and services on the Internet.

VeriServe Corporation
VeriServe bases operations on a well-established verification theory to provide verification services from a neutral standpoint. Services are compatible with H/W, S/W and virtually all other types of systems.

Business Extension Corporation
This company offers content and marketplace businesses tailored to the e-Services domain. Capabilities cover a wide spectrum of customer needs involving the operation of business processes.

Bellsystem24, Inc.
The core business is CRM/e-CRM centers that integrate telephone, facsimile and Internet access. Through the provision of comprehensive services aimed at heightening customer satisfaction, Bellsystem24 enables clients to conduct strategic one-to-one marketing programs.

A SOLID FOUNDATION ACROSS THE GROUP

During the most recent fiscal year, CSK adopted a new group management system that spans all companies in the organization. Companies and other assets were realigned with a single objective in mind: to concentrate resources on BtoB services, our core business domain.

BUILDING A NEW CSK GROUP

▷ **BtoB Business**

To best concentrate our companies on BtoB services, each was evaluated from two perspectives: relationship to our e-services strategy and contribution to Group enterprise value. As the table below illustrates, this process highlighted a weak link between our BtoC and BtoB businesses. Obviously, action was needed. This process furthermore revealed that most BtoB companies are playing a major role in raising CSK Group value. Our assessments are, however, ongoing to determine precisely how these companies fit in with our e-services strategy.

APPROACH TO GROUP REORGANIZATION


High
Low
Relationship to e-Services strategy
Drawing on core competence of project management to provide full line of e-Services
CSK
JFITS
JIEC
Super Software
CSK-Network Systems
NextCom
Bellsystem 24
Service Ware Corporation
CSK Communications
CSK Field Services
CSI
JCCK
Veriserve
ANT
BEC
ISAO
SEGA
CSK Electronics
ASCII
−
+
Contributing to Group enterprise value

▷ **BtoC Business**

In the second half of the fiscal year, we divested our interest in the BtoC subsidiaries ASCII CORPORATION and CSK ELECTRONICS CORPORATION, because neither company was consistent with the Group's strategy in terms of business activities and financial orientation. In short, we concluded that the risks involved with retaining these subsidiaries were too great and that both companies stood a better chance of ultimate success under different management.

SEGA CORPORATION'S operations and finances, meanwhile, are back on track after its withdrawal from the consumer hardware businesses. Its finances have also been shored up following a capital infusion from former Chairman Okawa, thereby mitigating earlier business challenges and minimizing shareholder risk. At this juncture, CSK is not pursuing further business synergies with SEGA due to its minimal relevance to the Group's overall BtoB strategy. Depending on how quickly the BtoC market matures, however, new synergies may indeed emerge.

At ISAO CORPORATION, a major capital expenditure program has been completed to help fund business launches. We are now focusing our efforts on further clarifying ISAO's role within our e-services strategy and on identifying business synergies.

▷ **Strengthening Management and Finances**

Following the foresight and leadership of the CSK Group's founder, we made substantial investments to establish ourselves in key markets. Today the Group is fully prepared to meet the demands of its corporate clients. To leverage this advantage, we completed a reorganization of our operations in line with our overall Group vision. We furthermore established a Group Presidents Meeting, and that body is firmly positioned to play a central role in reaching decisions regarding Group management policies. To implement policies set by these meetings, we established committees made up of Group company representatives to oversee human resources, sales information sharing, and other critical administrative functions. This creates a unified management base for directing Group resources toward the critical goal of offering a full line of e-services.

A two-part initiative, meanwhile, will enhance our financial strength. First, we seek to reduce interest-bearing debt. And second, we will introduce a Group-wide cash management system to efficiently leverage assets.

THE NEW CSK GROUP

▷ **A United Organization**

Our new Group strategy has yielded a range of concrete benefits. We have minimized exposure to BtoC risks. We are on the way to building a sound base of operations. And all of our BtoB businesses are firmly dedicated to a single, core vision: "e-Services No. 1". The resulting unity and focus will be invaluable assets as we target growth.

Sustained growth at CSK will come from two primary drivers: a united vision and further progress in refining the specialized skills of each Group company. Synergies are certain to rise in tandem with the ability of the CSK Group to adopt increasingly distinctive identities and strengths. Most importantly, this process will permit the Group to supply services and solutions of increasing sophistication.

The following pages of this report detail exactly how we intend to leverage the Group's advantage into our next stage of growth.

KEY ADVANTAGES OF THE GROUP'S MANAGEMENT RESOURCES

Three elements give the CSK Group a competitive edge. First is a full line of services, from systems development through to systems management and BPO. Second is a broad customer base rooted in long-standing relationships built on mutual trust. And third is a comprehensive number of project-management experts. Backed by these strengths, we can supply customers with a complete line of tailor-made solutions.

A CORPORATE GROUP WITH A FULL LINE OF SERVICES

▷ **Fully Integrated Lineup Yields Efficiency and Customer Satisfaction**

The CSK Group is most distinguished by its ability to deliver a broad range of e-services spanning all service categories. It has developed a diverse array of e-Services designed to meet the wide-ranging needs of our customers in the key areas of systems development, systems management and BPO.

In today's increasingly competitive market environment, our customers are faced with the challenge of how to allocate resources most effectively within their core businesses, while also improving the efficiency of non-core activities. Since the industrial revolution, companies have sought to perform as many tasks as possible internally through the bundling of various functions. The Internet has reversed this thinking. Companies have come to look for ways to upgrade their business processes by outsourcing, or unbundling, non-strategic functions.

Furthermore, companies are shifting their focus toward IT investment. There is now a markedly increased interest in optimizing investment costs throughout systems' life cycles, encompassing the initial development phases through to operational phases. These developments mean that our IT services are required to play a more robust role than ever in supporting our customers' core businesses and back-office functions alike. As more companies adopt this all-inclusive approach to systems, the CSK Group's systems management and BPO services will further increase in value.

A CUSTOMER BASE ESTABLISHED THROUGH SUSTAINED HIGH-QUALITY SERVICE

▷ Customer Relationships Built on Mutual Trust

Since our establishment, we have continually worked side by side with customers in their workplaces. This approach has served to develop close relationships as our firms' businesses grew in tandem. Indeed, we think and act like our customers, and this allows us to serve their needs on a variety of fronts based on our solid understanding of their businesses.

We benefit, too, by acquiring expertise that we can use to further refine our own service lineup. Moreover, a tradition of pursuing business from the customer's viewpoint gives us a solid platform for capturing new opportunities. Business contracts signed directly with end users, or our prime ratio, currently account for over 90% of our sales. Clearly, we are able to work seamlessly with customers, and this fact is further underlined by a steady rise in new business volume from large-scale customers.

EXPERIENCE-BASED PROJECT MANAGEMENT CAPABILITIES

▷ Staff Who Understand a Range of Management Needs

The CSK Group's third competitive edge is its project management capability, which is instrumental to its large and diverse service lineup and customer base. Our people are at the heart of this strength. CSK Group project management specialists have years of experience working closely with customers, and this proximity to client businesses enables us to extend high-caliber, targeted services.

Fulfilling multiple customer demands at the highest levels rests squarely on our project management skills gained through cooperative customer relationships. Critically, this strength sets the CSK Group apart from its competitors. Our customers thus benefit from a CSK workforce that is well versed in specialized skills, has experience across a broad range of business operations, and brings project management capabilities.

ADVANCING TO THE NEXT STAGE OF GROWTH

A sound foundation is largely in place at the CSK Group. To capitalize on this platform, we have established a growth-oriented theme of full support throughout systems' lifetimes. All of our Group members are currently directing their energies and competitive advantages to achieve growth in line with this strategy.

FULL SUPPORT THROUGHOUT SYSTEMS LIFE TIME—A STRATEGY FOR BECOMING "e-Service No. 1"

▷ Offering Complete Lifetime Support Boosts Competitiveness

In order to support and optimize systems throughout their life cycles, we provide a full array of services, encompassing systems development and systems management, as well as additional BPO activities. Our customers demand fully integrated services that respond not only to the requirements of their systems, but also to those of their business processes.

Since its foundation, the Group has amassed a wealth of resources which ensure that it is able to effectively serve this diverse array of customer needs. The Group is committed to continually supporting its customers through the development of unique and highly competitive business models, and by facilitating management of these models throughout their lifetimes.

SUSTAINABLE BUSINESS GROWTH MODEL


Systems Operation and Management
Business Process Outsourcing
Operation-based repeat orders
Expansion of full-line services

▷ A Sustainable Growth Model

The unique strength of the CSK Group lies in its sustained provision of highly reliable IT services, spanning systems development and systems management, as well as BPO. Recognizing emerging opportunities, the CSK Group began investing many years ago in systems management and BPO which make use of Internet technology. This foresight gave us the technical infrastructure and human resources required to fulfill our customers' information system demands. Providing systems management and BPO services underpins the stable, long-term relationships, which allow us to understand every aspect of each client company's business activities. With this insight, we are creating even more effective information and networking systems, which support our customers in achieving sustained business growth.

Achieving the most advantageous transaction costs is a central goal of the Group. Our success in optimizing total cost of ownership (TCO) depends on the effective combination of our development and operation functions, substituting customers' non-core activities with BPO as well as merging their e-services infrastructures, and maintaining teams of employees capable of extending finely-tuned service support with a human touch.

Together, these three CSK competitive strengths form a basis from which we are reinforcing customer relationships, and we are further developing the Group's sustainable growth model by focusing on the provision of reliable and long-term services.

STEP 1 – CONVERGING SYSTEMS DEVELOPMENT AND SYSTEMS MANAGEMENT

▷ An Organization Designed for Unifying Development and Management

The Internet has made information systems an integral part of business activities in every industry, and first-class operating skills are now core drivers of company competitiveness. Blurring of the boundaries between systems development and systems management is, moreover, another manifestation of this trend. Customers now expect to receive development and management services as a single package.

CSK moved to meet this demand by establishing an organization in April 2002 that forms stronger bonds between systems development and management departments. Comprehensive quality assurance is another byproduct of this new structure. We further plan to establish e-services managers, who will serve as comprehensive account interfaces between CSK and its customers. Centralized interfacing will enable us to identify emerging customer needs faster, a key first step in building service packages that fuse the development and operations functions.

▷ A Platform for Premium IT Management Services

Efficiently supplying an integrated array of systems support is closely tied to the TCO concept. An increasing number of companies are evaluating information systems from a TCO perspective. In response, we therefore teamed with Computer Associates International, Inc. (CA) to develop a "premium IT management service." Premium value is derived from the convergence of CA's service management product and the CSK Group's knowledge of systems development and systems management. Customers benefit by receiving improved stability and reliability. The premium service menu furthermore includes complete solutions in service-level management, IT asset management, and IT cost allocation, as well as the distribution of IT expenses among various business domains. Demand is rising for IT budget assessments from the standpoint of return on investment; to meet this need, the CSK Group complements its unified development and management approach with value-added operations management services.

Step 2 – BPO Promotion

▷ The Market's Leading Source for Business Process Outsourcing

Increasing numbers of companies are choosing BPO to optimize transaction costs and thereby bring greater efficiency to their operations. Call centers and help desks, both direct points of contact between companies and their customers, are critical to BPO success. CSK was a pioneer in the development of outsourcing for this vital function, and it established a comprehensive track record of achievements in this area. In April 2002, we established a BPO Development Division to take full advantage of our leadership position in this market. From this new base, we seek to speed growth by aggressively tapping resources from across the full CSK Group.

▷ Strategic Alliances Lead to Greater Solutions

As part of our efforts to enlarge our BPO operations, we entered into an alliance with Mitsui & Co., Ltd., one of Japan's top trading companies. Under this agreement, both companies will cooperate to develop a powerful IT services platform that serves the vast subsidiary and affiliate base of Mitsui & Co.'s customers. That firm has considerable expertise in business and product development capabilities. We believe that by seamlessly merging those skills with our full line of services and our extensive understanding of our own customers' operations we can develop a spectrum of new IT services. Joint development of integrated solutions for mobile networks is one target we have identified. Other examples of our collaboration are the development of new IT businesses and activities that tie in with the Japanese government's e-Japan initiative.

A NEW APPROACH TO MANAGERIAL ACCOUNTING


Customer
Business opportunities offered by the customer
Productivity
Systems development
Systems management
Business process outsourcing

STEP 3 – UTILIZATION OF AN E-SERVICES INFRASTRUCTURE

▷ Building a New e-Services Infrastructure

Maximizing the efficiency of customers' business processes is impossible without instituting an effective e-services infrastructure. Until recently, information systems were basically built one by one to customized specifications. We are now witnessing more opportunities to base systems development on enterprise resource planning (ERP) and other approaches. Indeed, the standardization of several IT services is not far away. Centralized management of common IT service components, such as application maintenance, system monitoring, and data center operations is becoming possible, and enormous gains in efficiency are at hand. To pass these benefits on to our customers, we are realigning our e-services infrastructure to take full advantage of progress being made in the standardization and centralization of IT service management.

▷ e-Services Data Center

The CSK Group established an e-Services Data Center by purchasing one of Japan's largest data centers from a major financial institution. The new center incorporates the latest advances in technology and security. With this facility serving as the hub of the Group's e-services infrastructure, we are even better placed to offer value-added management services.

▷ Adoption of New Management Criteria

Business models in the IT services industry have been based traditionally on quantitative figures, such as the number of engineers and the volume of services provided. These models were based simply on a manufacturing concept that earnings should rise in proportion to sales volumes. To gauge our own performance as a service provider, we have conversely been using various per capita figures to monitor productivity per employee.

There are, however, a number of shortcomings to this system. Most significantly, the true value of our services is not represented by the sum of applicable expenses. Value should instead be measured solely from the standpoint of customers. Moreover, we are seeing a shift in valuation toward a focus on the qualitative benefits provided by services. We therefore concluded that a new method was needed to evaluate services by business opportunities offered by the customer.

The CSK Group has accordingly adopted a system that reflects recent trends in IT service markets. We accomplished this by adding a second valuation that we term business opportunities offered by customers. This enables us to evaluate performance using both conventional productivity figures and this new qualitative measurement.

This annual report 2002 has presented a thorough blueprint for the CSK Group's advancement to its next stage of growth. Our activities are carried out in accordance with a clear set of management policies and a consistent Group-wide strategy.

Growth will be achieved by reaffirming, and building upon, our core competitive advantages. Having completed our realignment of businesses to better focus on core activities, the Company and the Group overall are operating from a sound platform geared to deliver that growth. The CSK Group has at its disposal the elements needed to become "e-Services No. 1".

Social Contribution

What can you do for both yourself and society?

Developments in IT and in communications should contribute to an affluent and productive society. As part of its business mission, CSK promotes social contributions in a variety of areas.



Okawa Center

The Okawa Center in the Kansai Cultural and Scientific Research Districts, Kyoto

The late Isao Okawa, the founder of the CSK Group, believed that children will be the leaders in the creation of an information society. In line with this belief, the Okawa Center is conducting studies on Internet technology and ICT (Information & Communication Technology) that will enable children worldwide to communicate with one another freely. Another facility based on the same concept is currently under construction at the MIT Media Lab in the U.S. -the Okawa Center for Future Children.



Okawa Center

The Okawa Center for Future Children to be completed at MIT Media Lab



CAMP

◁The CAMP (Children's Art Museum & Park) projects include creative workshops for children, to help them express themselves and communicate with one another. Based at the Okawa Center, these activities have led to successful workshops featuring collaboration among CAMPERs (participants in CAMP activities), research institutes such as MIT Media Lab, businesses, and other groups worldwide. CSK endorses CAMP activities thoughout the corporate group.

▷CSK is the sole sponsor of the Toy Symphony Project, hosted by MIT Media Lab. This project is intended to develop creativity among children. Its activities include the development of musical toys and digital musical instruments, involving concerts and music-education projects. World tours under this project are to start in Berlin in the spring of 2002.


(Paul McCarthy. Dublin)

Toy Symphony Project



Junior Summit

◁In line with the GII concept of constructing a global information communications network, the Junior Summit is an international conference where children, citizens of the future society, take the opportunity to exchange ideas and opinions. Following the first conference in Tokyo in 1995, the second was sponsored by the Massachusetts Institute of Technology (MIT) in the U.S. CSK enthusiastically supports Junior Summit activities, in recognition of the importance of helping today's children develop into tomorrow's leaders.

▷Established in 1986 through contributions by the CSK group, the Okawa Foundation for Information and Telecommunications has been subsidizing innovative technological research in the field of information and telecommunications, in addition to granting prizes such as the "Okawa Award" and the "Okawa Publications Award" to honor outstanding accomplishments in the field. After 10 years, in 1996, the Foundation decided to include overseas researchers among those eligible for these awards, to assist their research efforts with grants as well. Currently the foundation's award and grant-related activities have expanded to the international arena. As an international foundation, we are now globally committed to the advancement of a worldwide information and communication society.



Okawa Foundation for Information and Telecommunications

Board of Directors and Corporate Auditors


Masahiro Aozono
President and Chief Executive Officer


Teiichi Aruga
Executive Vice President


Makoto Sakagawa
Executive Vice President


Yoshito Fukuyama
Executive Vice President


Keiji Azuma
Senior Managing Director


Hiromichi Tabata
Senior Managing Director


Masanori Furunuma
Senior Managing Director


Yoshinobu Hayashi
Senior Managing Director


Masatoshi Toriihara
Managing Director


Masahiko Suzuki
Managing Director


Hiroshi Tsujikawa
Managing Director


Katsushi Toki
Managing Director

President and Chief Executive Officer	Masahiro Aozono
Executive Vice Presidents	Teiichi Aruga Makoto Sakagawa Yoshito Fukuyama
Senior Managing Directors	Keiji Azuma Hiromichi Tabata Masanori Furunuma Yoshinobu Hayashi
Managing Directors	Masatoshi Toriihara Masahiko Suzuki Hiroshi Tsujikawa Katsushi Toki
Directors	Kazuhiko Nishioka Shigeki Date Sadayuki Nomura Masahiko Sone Masahiko Nomiyama Takeshi Nakanishi Kazuo Kato Hidekazu Yukawa Yujiro Sato
Executive Advisor and Member of the Board	Yoshiji Fukushima
Standing Statutory Auditor	Takahiro Akatsuka
Corporate Auditors	Toshio Nakajima Yoshiyuki Minegishi Hidetoshi Masunaga

(As of June 27, 2002)

CSK CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 1997, 1998, 1999, 2000, 2001 and 2002

	Millions of Yen (except per share amounts)					
	1997	1998	1999	2000	2001	2002
For the year:						
Sales and operating revenue	¥ 136,459	¥ 211,004	¥ 223,715	¥ 409,747	¥ 418,601	**¥ 423,704**
Operating costs	104,266	173,386	186,700	342,555	347,211	**350,287**
Selling, general & administrative expenses	27,777	30,987	28,801	56,865	62,076	**58,023**
Operating income	4,416	6,631	8,214	10,327	9,314	**15,394**
Income (loss) before income taxes and minority interests	(5,532)	(18,834)	(14,891)	8,075	(16,775)	**(80)**
Net income (loss)	(8,898)	(20,284)	(17,386)	(5,517)	(21,354)	**14,220**
At year-end:						
Total assets	282,489	220,261	190,484	383,049	382,523	**338,978**
Total shareholders' equity	120,105	98,850	80,457	104,391	85,099	**94,799**
Interest-bearing debt	119,088	67,943	52,873	149,186	151,799	**107,386**
Working capital	21,501	14,524	13,676	22,121	(38,921)	**10,888**
Per share (Yen) (Note):						
Net income (loss)	¥ (138.75)	¥ (317.54)	¥ (273.37)	¥ (88.10)	¥ (287.04)	**¥ 190.37**
Cash dividends	12.00	15.00	12.00	12.00	12.00	**12.00**
Total shareholders' equity	1,872.75	1,550.02	1,266.79	968.44	1,139.26	**1,269.12**
Total outstanding shares	64,133,235	64,133,845	64,133,845	64,700,164	74,700,164	**74,700,164**

Note: Per share figures are in exact yen.

1. OVERVIEW OF OPERATING ENVIRONMENT

The operating environment in the fiscal year was characterized by a slowing U.S. economy and sluggish demand in the IT sector, notably semiconductors. Besides, economic conditions deteriorated further in the wake of the terrorist attacks in the U.S., major bankruptcies in Japan and other events. Bank bad loans and excessive corporate debts brought about unprecedented weakness in employment figures, causing private-sector demand to wane. Companies responded to falling earnings by stepping up restructuring programs. Along with lower capital spending and other factors, these trends caused deflationary forces in Japan to grow, making the outlook increasingly uncertain.

In the information services industry, demand remained solid. Mergers and integrations in the financial institutions, manufacturing and other sectors created rising demand for system integration ERP*. Another favorable trend was IT-related initiatives in the public sector, such as "e-Services" for governments and their agencies.

Investments in information systems are expected to remain strong as companies look for ways to cut costs, speed up decision-making and raise productivity. On the other hand, the unclear outlook for corporate earnings indicates that companies will be extremely selective in their systems-related investments.

To deal with challenges and opportunities produced by these market conditions, the CSK Group concentrated on the "e-Services".

Note that CSK ELECTRONICS CORPORATION and ASCII CORPORATION were excluded from consolidation at the end of March 2002. Because of this, income and losses from operations and cash flows during the phase-out period were included in the consolidated statements of operations and the consolidated statements of cash flows, respectively.

*Enterprise Resource Planning (ERP) provides integrated information processing systems that cover finance, accounting, personnel, manufacturing, logistics, sales and other key functions of a company.

2. ANALYSIS OF STATEMENTS OF OPERATIONS

Sales and operating revenue and operating income

Consolidated sales and operating revenue increased 1.2% to ¥423.7 billion. BtoB operations were generally strong, including systems development services of CSK CORPORATION, network services of CSK Network Systems Corporation and IT support services of ServiceWare Corporation. BtoB growth outweighed weakness in the BtoC businesses of ASCII CORPORATION and CSK ELECTRONICS CORPORATION.

Operating income was up 65.3% to ¥15.4 billion, surpassing the previous record operating income of ¥10.3 billion posted in the fiscal year ended March 2000. This accomplishment was due in large part to higher earnings in BtoB businesses, a much lower loss at ISAO CORPORATION, which had significant start-up costs in the previous fiscal year, and a decline in the amortization of goodwill.

Net income

In addition to the much higher operating income, net income benefited from a big decrease in equity in net losses of SEGA Corporation due to the result of a rebound in earnings through its restructuring program. A lower provision for income taxes due to the application of tax-effect accounting, and a higher gain on sales of investments in securities also boosted the bottom line. The result was net income of ¥14.2 billion, compared with the previous year's record net loss of ¥21.4 billion. This was an all-time high for net income, surpassing the previous record of ¥5.5 billion set in the fiscal year ended September 1990.

3. SEGMENT INFORMATION

Computer Services

Segment sales and operating revenue increased 15.7% to ¥240.5 billion and operating income was up 259.6% to ¥14.6 billion. One reason was higher sales at CSK CORPORATION of systems development services, mainly integration projects for financial services and insurance companies, and SCM* and ERP projects for manufacturers. Sales and operating income were also higher in the BtoB sector, notably those of consolidated subsidiaries Bellsystem 24, Inc., CSK Network Systems Corporation and ServiceWare Corporation. In the BtoC sector, there was a significant reduction in losses at ISAO CORPORATION due to the absence of the previous year's start-up costs.

* Supply Chain Management (SCM) uses IT to integrate management of every step in the business process from the procurement of materials through manufacturing, logistics and sales.

Computer and Other Product Sales

Segment sales and operating revenue declined 16.1% to ¥105.3 billion and operating income fell 58.1% to ¥1.7 billion. Some BtoB consolidated subsidiaries performed well, including NextCom K.K., which is a network equipment vendor and CSI Co., Ltd., which sells equipment to small- and medium-sized companies. Sales and Operating income fell, however, because of poor PC and other sales at the T-ZONE stores of CSK ELECTRONICS CORPORATION. The flagging sales reflected sluggish consumer spending and continued pressure on prices caused by rapid shifts in the operating environment.

Prepaid Card Sales

This segment represents the operations of a consolidated subsidiary, Japan Card Center Kaisha. Sales and operating revenue increased 0.4% to ¥53.5 billion and there was an operating loss of ¥0.17 billion due mainly to the amortization of goodwill, compared with a loss of ¥0.21 billion in the previous fiscal year.

Publication

Segment sales and operating revenue declined 17.0% to ¥26.5 billion and operating income declined from ¥0.2 billion to a loss of ¥0.6 billion because of the amortization of goodwill and other factors. Most sales are derived from the production and sale of IT and entertainment magazines and books by ASCII CORPORATION and its subsidiaries. During the past five years, the Japanese publishing industry has been shrinking because of the increasing diversity of sources of entertainment and lower revenues from advertisements in publications. Illustrating the difficulty of today's market in Japan was the record number of magazines that ceased publication.

Others

Segment sales and operating revenue fell 44.1% to ¥1.9 billion and there was an operating loss of ¥67 million compared with operating income of ¥1.3 billion in the last fiscal year. Both declines were mainly attributable to a lower volume of sales of securities in the venture business caused by weakness in capital markets. These sales represent the operations of CSK Venture Capital Co., Ltd. and the building rental operations of CSK CORPORATION.

	Millions of Yen		
	2000	2001	2002
SALES AND OPERATING REVENUE			
Computer services	¥188,441	¥207,928	¥240,508
Computer and other product sales	141,317	125,534	105,289
Prepaid card sales	50,862	53,327	53,538
Publication	30,796	31,985	26,548
Others	1,883	3,441	1,925
Total	413,299	422,215	427,808
Elimination and corporate	(3,552)	(3,614)	(4,104)
Consolidated total	409,747	418,601	423,704

	Millions of Yen		
	2000	2001	2002
OPERATING INCOME (LOSS)			
Computer services	¥ 6,106	¥ 4,050	¥ 14,561
Computer and other product sales	3,283	4,047	1,695
Prepaid card sales	(64)	(212)	(178)
Publication	139	155	(552)
Others	863	1,274	(67)
Total	10,327	9,314	15,459
Elimination and corporate	–	0	(65)
Consolidated total	10,327	9,314	15,394

4. FINANCIAL POSITION

Total assets as of March 31, 2002 were ¥339.0 billion, ¥43.5 billion less than last fiscal year.

Assets

There was a significant decline in current assets because the exclusion from consolidation of CSK ELECTRONICS CORPORATION and ASCII CORPORATION caused cash, receivables and inventories to decrease. Marketable securities were down ¥5.0 billion mainly because of maturities of Japanese government bonds and redemptions of money management funds. Property and equipment, net of accumulated depreciation declined ¥5.5 billion due to the exclusion of the two companies mentioned above. Investments and other assets were down ¥9.3 billion mainly because of the decrease in investment in SEGA Corporation by the equity method, and sales of investments in securities.

Liabilities, Minority Interests and Shareholders' Equity

The exclusion from consolidation of CSK ELECTRONICS CORPORATION and ASCII CORPORATION was mainly responsible for a decline of ¥44.4 billion, or 29.3%, in short- and long-term interest-bearing debts.

Total shareholders' equity increased ¥9.7 billion to ¥94.8 billion as the year's net income reduced the accumulated deficit. The increase in equity along with the decrease in interest-bearing debts raised the equity ratio 5.7 percentage points to 28.0%, strengthening the financial structure of the Company.

5. CASH FLOWS

Cash and cash equivalents declined ¥14.3 billion to ¥63.2 billion. Although operating activities provided net cash of ¥9.0 billion, investing activities used net cash of ¥3.8 billion and financing activities used net cash of ¥20.3 billion.

Cash Flows From Operating Activities

Net cash provided by operating activities declined 41.4% to ¥9.0 billion. This was mainly attributable to an increase in income taxes paid from ¥5.8 billion to ¥14.6 billion.

Cash Flows From Investing Activities

Net cash used in investing activities was ¥3.8 billion, much less than in the last fiscal year when there was a large payment for the purchase of SEGA Corporation stock through a private placement.

Cash Flows From Financing Activities

Net cash used in financing activities was ¥20.3 billion. Cash was used mainly for repayments of loans by CSK CORPORATION and its consolidated subsidiaries.

Consolidated Balance Sheets

CSK CORPORATION and Consolidated Subsidiaries
As of March 31, 2001 and 2002

ASSETS	Millions of Yen 2001	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1) 2002
Current assets:			
Cash (Notes 2 (3), 3 and 9)	¥ 65,237	¥ 57,197	$ 429,244
Notes and accounts receivable (Note 9)	71,469	63,414	475,902
Marketable securities (Notes 2 (4), 3, 4 and 9)	20,535	15,540	116,621
Venture capital investments	3,906	3,821	28,677
Inventories (Notes 2 (7), 5 and 9)	18,420	7,884	59,165
Deferred income taxes (Notes 2 (13) and 14)	4,850	7,315	54,900
Other current assets	8,892	16,265	122,063
Allowance for doubtful accounts (Note 2 (6))	(718)	(631)	(4,734)
Total current assets	192,591	170,805	1,281,838
Property and equipment, net of accumulated depreciation (Notes 2 (8), 7 and 9)	40,380	34,848	261,525
Deferred charges and intangible assets (Note 2 (9))	15,128	8,192	61,476
Investments and other assets:			
Investments in unconsolidated subsidiaries and affiliates (Notes 6 and 9)	59,487	49,701	372,990
Investments in securities (Notes 2 (4), 4 and 9)	37,650	30,031	225,375
Long-term loans	5,316	420	3,151
Deferred income taxes (Notes 2 (13) and 14)	2,048	22,796	171,079
Other assets (Note 9)	36,702	23,786	178,510
Allowance for doubtful accounts (Note 2 (6))	(6,779)	(1,601)	(12,019)
	134,424	125,133	939,086
Total assets	¥382,523	¥338,978	$2,543,925

The accompanying notes are an integral part of these statements.

CSK CORPORATION and Consolidated Subsidiaries
As of March 31, 2001 and 2002

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2001	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1) 2002
Current liabilities:			
Notes and accounts payable (Note 9)	¥ 39,683	¥ 29,300	$ 219,885
Short-term bank loans payable (Notes 8 and 9)	104,716	77,773	583,660
Current portion of convertible bonds payable (Notes 8 and 9)	6,683	–	–
Commercial paper (Note 8)	20,000	–	–
Accrued income taxes	7,577	2,983	22,389
Unearned revenue (Notes 2 (15) and 9)	19,414	24,599	184,611
Accrued bonuses to employees (Note 2 (10))	6,063	5,755	43,187
Other current liabilities (Note 2 (14))	27,376	19,507	146,393
Total current liabilities	231,512	159,917	1,200,125
Long-term liabilities:			
Bonds payable (Notes 8 and 9)	10	4,810	36,098
Convertible bonds payable (Notes 8 and 9)	4,190	–	–
Long-term bank loans payable (Notes 8 and 9)	16,200	24,803	186,139
Accrued employees' retirement benefits (Notes 2 (11) and 11)	4,162	7,380	55,387
Other long-term liabilities	6,396	6,356	47,703
Total long-term liabilities	30,958	43,349	325,327
Minority interests	34,954	40,913	307,038
Commitments and contingencies (Notes 2 (16), 9, 13 and 20)			
Shareholders' equity (Notes 12 and 20):			
Common stock–			
Authorized: 298,000,000 shares at March 31, 2001 and 2002, respectively			
Issued: 74,700,164 shares at March 31, 2001 and 2002, respectively	69,029	69,029	518,042
Additional paid-in capital (Note 20)	78,795	78,795	591,329
Unrealized losses on land (Note 2 (19))	–	(2,110)	(15,832)
Accumulated deficit	(62,220)	(49,128)	(368,690)
Unrealized gains on securities (Notes 2 (4) and 4)	1,753	346	2,598
Foreign currency translation adjustments (Note 2 (2))	(2,251)	(2,125)	(15,951)
Treasury stock, at cost	(7)	(8)	(61)
Total shareholders' equity	85,099	94,799	711,435
Total liabilities and shareholders' equity	¥382,523	¥338,978	$2,543,925

Consolidated Statements of Operations

CSK CORPORATION and Consolidated Subsidiaries
For each of the three years in the period ended March 31, 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2000	2001	2002	2002
Sales and operating revenue (Note 2 (15))	¥409,747	¥418,601	¥423,704	$3,179,767
Costs and expenses:				
Operating costs (Note 15)	342,555	347,211	350,287	2,628,798
Selling, general and administrative expenses (Notes 2 (12) and 15)	56,865	62,076	58,023	435,441
Operating income	10,327	9,314	15,394	115,528
Other income (expenses):				
Interest and dividend income	1,313	1,020	856	6,424
Interest expenses	(3,212)	(3,206)	(1,924)	(14,442)
Gain on sales of marketable securities	3,485	–	5	38
Gain on sales of investments in securities	4,920	4,897	13,386	100,456
Loss on sales of investments in securities	(195)	(345)	(4,907)	(36,824)
Loss on write-down of investments in securities	(896)	(5,473)	(1,353)	(10,152)
Loss on write-down of inventories	(1,562)	(146)	(704)	(5,282)
Dilution gain (Notes 2 (1) and 16)	9,587	1,904	3,295	24,734
Equity in net losses of unconsolidated subsidiaries and affiliates (Note 6)	(10,935)	(17,406)	(7,688)	(57,699)
Others, net	(4,757)	(7,334)	(16,440)	(123,378)
Income (loss) before income taxes and minority interests	8,075	(16,775)	(80)	(597)
Income taxes (Notes 2 (13) and 14):				
Current	5,976	11,385	7,647	57,394
Deferred	4,811	(7,101)	(24,074)	(180,671)
	10,787	4,284	(16,427)	(123,277)
Income (loss) before minority interests	(2,712)	(21,059)	16,347	122,680
Minority interests in subsidiaries	(2,805)	(295)	(2,127)	(15,960)
Net income (loss)	¥ (5,517)	¥(21,354)	¥ 14,220	$ 106,720
	Yen			U.S. Dollars
Per share information:				
Basic earnings per share (Note 2 (18))	¥(88.10)	¥(287.04)	¥190.37	$1.43
Cash dividends (Note 2 (18))	¥ 12.00	¥ 12.00	¥ 12.00	$0.09

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

CSK CORPORATION and Consolidated Subsidiaries
For each of the three years in the period ended March 31, 2002

	Millions of Yen							
	Common stock	Unissued common shares	Additional paid-in capital	Accumulated deficit	Unrealized gains on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of March 31, 1999	¥46,117	¥ –	¥55,893	¥(19,578)	¥ –	¥ –	¥(1,975)	¥ 80,457
Conversion of convertible bonds	1,472		1,472					2,944
Receipts of funds for issuance of additional shares of common stock		42,870						42,870
Net loss				(5,517)				(5,517)
Cumulative effect of the adoption of the asset and liability method of accounting for income taxes (Note 2(13))				7,485				7,485
Decrease due to changes in subsidiaries and affiliates				(21,468)				(21,468)
Cash dividends				(761)				(761)
Directors' and statutory auditors' bonuses				(71)				(71)
Purchase of treasury stock, net							(1,548)	(1,548)
Balance as of March 31, 2000	47,589	42,870	57,365	(39,910)	–	–	(3,523)	104,391
Issuance of additional shares of common stock	21,440	(42,870)	21,430					–
Net loss				(21,354)				(21,354)
Decrease due to changes in subsidiaries and affiliates				(48)				(48)
Foreign currency translation adjustments (Note 2 (2))						(2,251)		(2,251)
Unrealized gains on securities (Notes 2 (4) and 4)					1,753			1,753
Cash dividends				(836)				(836)
Directors' and statutory auditors' bonuses				(72)				(72)
Sales of treasury stock, net							3,516	3,516
Balance as of March 31, 2001	¥69,029	¥ –	¥78,795	¥(62,220)	¥1,753	¥(2,251)	¥ (7)	¥ 85,099

(Continued on following page.)

	Millions of Yen							
	Common stock	Unissued common shares	Additional paid-in capital	Accumulated deficit	Unrealized gains (losses) on securities and land	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of March 31, 2001	¥69,029	¥–	¥78,795	¥(62,220)	¥ 1,753	¥(2,251)	¥(7)	¥85,099
Net income				14,220				14,220
Decrease due to changes in subsidiaries and affiliates				(188)				(188)
Unrealized losses on land					(2,110)			(2,110)
Foreign currency translation adjustments (Note 2 (2))						126		126
Unrealized losses on securities (Notes 2 (4) and 4)					(1,407)			(1,407)
Cash dividends				(896)				(896)
Directors' and statutory auditors' bonuses				(44)				(44)
Purchase of treasury stock, net							(1)	(1)
Balance as of March 31, 2002	¥69,029	¥–	¥78,795	¥(49,128)	¥(1,764)	¥(2,125)	¥(8)	¥94,799

	Thousands of U.S. Dollars (Note 1)							
	Common stock	Unissued common shares	Additional paid-in capital	Accumulated deficit	Unrealized gains (losses) on securities and land	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of March 31, 2001	$518,042	$–	$591,329	$(466,940)	$ 13,153	$(16,893)	$(49)	$638,642
Net income				106,720				106,720
Decrease due to changes in subsidiaries and affiliates				(1,409)				(1,409)
Unrealized losses on land					(15,832)			(15,832)
Foreign currency translation adjustments (Note 2 (2))						942		942
Unrealized losses on securities (Notes 2 (4) and 4)					(10,555)			(10,555)
Cash dividends				(6,727)				(6,727)
Directors' and statutory auditors' bonuses				(334)				(334)
Purchase of treasury stock, net							(12)	(12)
Balance as of March 31, 2002	$518,042	$–	$591,329	$(368,690)	$(13,234)	$(15,951)	$(61)	$711,435

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

CSK CORPORATION and Consolidated Subsidiaries
For each of the three years in the period ended March 31, 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2000	2001	2002	2002
Cash flows from operating activities:				
Income (Loss) before income taxes and minority interests	¥ 8,075	¥(16,775)	¥ (80)	$ (597)
Adjustments for:				
Depreciation	5,306	6,593	6,639	49,819
Amortization of goodwill	3,420	4,687	5,106	38,309
Increase (Decrease) in allowances	(9,703)	5,678	4,829	36,241
Interest and dividend income	(1,313)	(1,020)	(856)	(6,424)
Interest expenses	3,212	3,206	1,924	14,442
Equity in net losses of unconsolidated subsidiaries and affiliates	10,935	17,406	7,688	57,699
Dilution gain	(9,587)	(1,904)	(3,296)	(24,734)
Gain on sales of investments in securities, net	(4,725)	(4,551)	(8,174)	(61,341)
Loss on write-down of investments in securities	896	5,473	1,353	10,152
Loss (Income) from investment partnerships	(2,141)	(2,975)	1,117	8,382
Restructuring expenses	–	3,646	–	–
Decrease (Increase) in accounts receivable-trade	(2,784)	(6,948)	(6,504)	(48,814)
Decrease (Increase) in inventories	3,061	(1,028)	4,612	34,612
Increase (Decrease) in venture capital investments	(1,180)	(345)	(89)	(666)
Increase (Decrease) in accounts payable-trade	650	408	(1,889)	(14,176)
Others	10,291	12,538	12,200	91,561
Subtotal	14,413	24,089	24,580	184,465
Interest and dividend income received	1,313	1,052	936	7,029
Interest expenses paid	(3,338)	(3,169)	(1,862)	(13,975)
Income from settlement of litigation, net	–	52	–	–
Payment for settlement of litigation, net	–	–	(22)	(162)
Payments for restructuring	–	(905)	–	–
Income taxes paid	(6,433)	(5,781)	(14,638)	(109,857)
Net cash provided by operating activities	5,955	15,338	8,994	67,500
Cash flows from investing activities:				
Decrease (Increase) in time deposit, net	(3,889)	8,109	(3,333)	(25,015)
Net proceeds from sales and purchases of marketable securities	5,178	9,170	4,849	36,387
Purchase of property and equipment	(4,265)	(7,125)	(7,284)	(54,663)
Proceeds from sale of property and equipment	1,398	3,363	2,891	21,698
Purchase of intangible assets	(1,049)	(2,156)	(2,531)	(18,993)
Purchase of investments in securities	(21,029)	(61,335)	(11,485)	(86,191)
Proceeds from sales of investments in securities	13,353	12,900	17,967	134,840
Proceeds from sales of subsidiaries	778	–	–	–
Expenditure for acquisition of subsidiaries	(4,260)	–	–	–
Expenditure for sales of subsidiaries	–	–	(7,094)	(53,236)
Increases in long-term loans receivable	(4,160)	(318)	(470)	(3,532)
Decrease in long-term loans receivable	45	385	1,314	9,863
Others	(464)	(3,535)	1,347	10,107
Net cash used in investing activities	¥(18,364)	¥(40,542)	¥ (3,829)	$ (28,735)

(Continued on following page.)

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2000	2001	2002	2002
Cash flows from financing activities:				
Increase (Decrease) in short-term bank loans payable, net	¥ 28,418	¥ 14,798	¥(46,043)	$(345,538)
Proceeds from long-term debt	3,105	6,396	36,073	270,716
Repayment of long-term debt	(16,902)	(19,320)	(17,226)	(129,272)
Issuance of common stock	51,149	6,320	8,568	64,297
Purchase of treasury stock	(1,093)	(4,554)	(4)	(30)
Proceeds from sales of treasury stock	3,875	4,941	2	13
Cash dividends paid	(990)	(1,214)	(1,476)	(11,080)
Others	(443)	(93)	(171)	(1,282)
Net cash provided (used) by financing activities	67,119	7,274	(20,277)	(152,176)
Effect of exchange rate changes on cash and cash equivalents	(84)	264	50	378
Net increase (decrease) in cash and cash equivalents	54,626	(17,666)	(15,062)	(113,033)
Cash and cash equivalents, at beginning	27,160	95,222	77,527	581,817
Cash and cash equivalents of initially consolidated subsidiaries, at beginning (Note 2 (1))	14,110	0	–	–
Cash and cash equivalents of initially consolidated subsidiaries, at end (Note 2 (1))	–	–	1,066	8,000
Cash and cash equivalents of subsidiaries removed from consolidation, at beginning (Note 2 (1))	(674)	(29)	(349)	(2,621)
Cash and cash equivalents, at end (Notes 2 (3) and 3)	¥ 95,222	¥ 77,527	¥ 63,182	$ 474,163

The accompanying notes are an integral part of these statements.

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS:

The accompanying consolidated financial statements of CSK CORPORATION ("CSK") and Consolidated Subsidiaries (collectively, the "Company") are an English version of those which have been prepared in accordance with accounting principles and practices generally accepted in Japan and filed with the Japanese Ministry of Finance as a part of the Annual Security Report (a Japanese equivalent of Form 10-K in the U.S.). The accounting records of CSK and its domestic consolidated subsidiaries and affiliates accounted for under the equity method are maintained in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The accounting records of overseas consolidated subsidiaries are maintained in accordance with generally accepted accounting principles prevailing in the respective regions in which they were incorporated. In general, no adjustments on the accounts of overseas consolidated subsidiaries are reflected in the accompanying consolidated financial statements to comply with the Japanese accounting principles and practices followed by CSK and domestic consolidated subsidiaries.

The accompanying consolidated financial statements incorporate certain reclassifications of figures from those included in the Annual Security Report in order to present in a form more familiar to the readers outside Japan. In addition, the notes to consolidated financial statements include certain information which is not required under generally accepted accounting principles and practices in Japan but is presented herein as additional information.

The accompanying consolidated financial statements are not intended to present the consolidated financial position and the results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The amounts presented in the consolidated financial statements are rounded to the nearest million yen.

The U.S. dollar amounts in the accompanying consolidated financial statements are included solely for convenience of readers outside Japan. The rate of ¥133.25 = US$1.00, the rate of exchange on March 29, 2002, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen has been or could be readily converted, realized or settled into U.S. dollars at that rate or any other rate.

Certain amounts in the accompanying consolidated financial statements from prior years have been reclassified to conform to the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Consolidation and investments in affiliates–

The accompanying consolidated financial statements include the accounts of CSK and its subsidiaries under its control.

Under the current effective control approach, companies controlled by CSK are consolidated regardless of the ownership percentage, and companies influenced by CSK in material degree on their financial, operating, or business policies through investment, personnel, financing, technology, trading or other relationship are accounted for as affiliates regardless of the ownership percentage.

The list of consolidated subsidiaries as of and for the year ended March 31, 2002 is as follows:

Name of subsidiary
Domestic Subsidiaries:
Business Extension Corporation
JIEC Co., Ltd.
CSI Co., Ltd.
Super Software Co., Ltd.
NextCom K.K.
ServiceWare Corporation
ServiceWare Kyushu Corporation *
Digital Media Lab Corporation (presently, Livecom Corporation)
CSK Network Systems Corporation
Japan Card Center Kaisha
Japan Future Information Technology & Systems Co., Ltd.
CSK Field Services Co., Ltd.
Bellsystem 24, Inc.
CSK Venture Capital Co., Ltd.
CVC Business Co., Ltd.
ASCII NT, INC. (presently, ANT, Inc.)
Light Works Corporation *
ISAO CORPORATION
VeriServe Corporation *
OKINAWA CSK CORPORATION *
CSK SYSTEMS OKINAWA CORPORATION *
CSK Communications Corporation *
Overseas Subsidiaries:
CSK Software AG
(formerly, CSK Computer Services Kaisha (Deutschland) GmbH)
CSK Software, N.A., Inc. (presently, Kibo Group, Inc)

*VeriServe Corporation and ServiceWare Kyushu Corporation are established in this fiscal year and therefore are newly consolidated from this fiscal year.

Light Works Corporation is newly consolidated at the beginning of the year due to acquisition of stocks.

OKINAWA CSK CORPORATION, CSK SYSTEMS OKINAWA CORPORATION and CSK Communications Corporation have come to have materiality in the consolidated financial statements of the Company due to acquiring stock additionally and therefore are newly consolidated at the end of the year. Therefore, no trading results are reflected in the consolidated financial statements.

CSK Singapore Pte Ltd. and CSK (Schweiz) AG have come to have immateriality in the consolidated financial statements of the Company and therefore were excluded from consolidation at the beginning of the year. CSK Software (Europe), B.V., CSK North Europe, B.V. and other overseas 10 companies were almost liquidated and excluded from consolidation at the beginning of the year.

CSK ELECTRONICS CORPORATION and ASCII CORPORATION were excluded from consolidation due to the sale of ownership and the transfer of control. Accordingly ASCII CORPORATION, ASCII EC Co., Ltd., Aspect, Inc, ENTERBRAIN, Inc, CSK ELECTRONICS CORPORATION, J.NODE Co., Ltd., CSK Electronics Hong Kong Ltd. and CSK Electronics America, Inc. were excluded from consolidation from this fiscal year. Income and loss from operation and cash flows during the phase-out period were included in the consolidated statements of operations and the consolidated statements of cash flows, respectively.

CSK accounts for investments in non-consolidated subsidiaries and affiliates under the cost method as their total assets, sales, net income, and retained earnings are immaterial to the consolidated financial statements of the Company.

JIEC Co., Ltd., and all overseas subsidiaries have fiscal year-ends of December 31. Bellsystem 24, Inc., which has a fiscal year-end of May 31, has performed tentative annual closing and prepared financial statements as of and for the year ended February 28, 2002 for consolidation purposes. All other subsidiaries have March 31 year-ends. Subsidiaries are consolidated based on their respective fiscal year-ends except for Bellsystem 24, Inc., which is consolidated as of and for the year ended February 28, 2002.

ISAO CORPORATION changed its fiscal year-end from December 31 to March 31, and the financial statements of ISAO CORPORATION, therefore, reflects the result of 15-month operations.

Necessary adjustments have been recorded to the accompanying consolidated financial statements for significant transactions during the period between these subsidiaries' fiscal year-ends and the balance sheet dates.

All significant intercompany transactions and accounts and unrealized intercompany profits are eliminated on consolidation.

On occasion, a consolidated subsidiary or an affiliate accounted for under the equity method may issue its common shares to third parties as either a public offering or upon conversion of convertible bonds, or may acquire its treasury stock. Such transactions resulted in reduction of the Company's ownership position of the subsidiary or the affiliate. With respect to such transactions, the resulting gains and losses arising from the change in interest are recognized as "Dilution gain (loss)" for the year the change in interest transaction occurs.

Effective from the year ended March 31, 2000, the assets and liabilities of a newly consolidated subsidiary are marked to fair value at the time CSK is deemed to have gained control. Material excess of cost over such value of investments in subsidiaries is recognized as goodwill and is amortized over 5 years. Immaterial excess is fully charged to income as amortization of goodwill for the year such transactions occurs. Amortization of goodwill is included in "Selling, general, and administrative expenses" in the consolidated statements of operations.

(2) Translation of foreign currency balances and transactions–

Foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Short-term receivables and payables denominated in foreign currencies are translated at the current exchange rates at balance sheet date.

A revised accounting standard for foreign currency transactions was effective April 1,2000. This revision requires that long-term receivables and payables denominated in foreign currencies be translated at the current exchange rates at the balance sheet date, which were formerly translated at the exchange rate prevailing at the transaction dates; unrealized gains and losses are charged to other income (expenses).

No significant impact was resulted from this change, compared with what would have been under the former method.

All the assets and liabilities of foreign subsidiaries are translated at current rates at the respective balance sheet dates. All the income and expense accounts are also translated at current rates at the respective balance sheet dates.

Under the revised accounting standard, adjustments arising from translating financial statements of overseas subsidiaries denominated in foreign currencies into Japanese yen, which were recorded as a component of assets in the previous fiscal years, are recorded as a component of shareholders' equity and minority interests in the consolidated balance sheet.

(3) Cash and cash equivalents–

For the purpose of the consolidated statement of cash flows, "Cash and cash equivalent" consists of cash on hands, demand deposits, and certain investments with original maturity of three months or less with virtually no risk of loss of values.

(4) Marketable securities and Investments in securities–

Prior to April 1, 2000, "Marketable securities" were stated at the lower of cost or market; cost being determined using the moving-average method. Other securities were stated at cost; cost being determined using the moving-average method.

Effective April 1, 2000, the new accounting standard for financial instruments was applied by the Company.

The standard requires all applicable securities to be classified and accounted for, depending on management's intent, as follows:

Trading securities, which are held for the purpose of earning capital gains in near time, are reported at fair value, and the related unrealized gains and losses are included in earnings. The Company has no trading securities as of March 31, 2002. Held-to-maturity securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost. Securities other than trading securities and held-to-maturity securities are classified as available-for-sale. Available-for-sale securities that are publicly traded are reported at fair market value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. Available-for-sale securities that are not publicly traded are stated at cost; cost being determined using the moving-average method.

Due to the change of the accounting standard, loss before income taxes for the year ended March 31, 2001 decreased by ¥4,175 million and as of March 31, 2001, unrealized gains on securities increased by ¥1,753 million, deferred tax liabilities-current increased by ¥444 million, deferred tax liabilities-noncurrent increased by ¥828 million, and minority interests decreased by ¥143 million, in comparison with those based on the former method.

In addition, the Company's intent to hold securities at the beginning of the year ended March 31, 2001 was examined. Among debt securities included in available-for-sale securities, those with maturities within one year were recorded as "Marketable securities" under current assets, and those with maturities over one year were recorded as "Investments in securities". As a result, ¥11,902 million in securities were transferred from "Marketable securities" to "Investments in securities".

(5) Derivatives and hedging activities–

The Company use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, foreign currency options, foreign currency swaps, interest rate swaps and interest rate caps are utilized by the Company to reduce foreign exchange and interest rate risks. The Company does not enter into derivatives for trading purposes or speculative purposes.

Effective April 1, 2000, the Company adopted a new accounting standard for financial instruments and a revised accounting standard for foreign currency transactions. These standards require that: a) all derivatives recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are included in earnings and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until the maturity of the hedged transactions. With regard to accounting method for hedge transaction, deferred hedge accounting is adopted.

The adoption of the new accounting standards for financial instruments did not have a material effect on the accompanying consolidated financial statements.

(6) Allowance for doubtful accounts–

"Allowance for doubtful accounts" is maintained for the amounts deemed uncollectible based on solvency analyses and for estimated delinquency based on collection rates projected from historical credit loss experiences, and for the amounts to cover specific accounts that are estimated to be uncollectible.

(7) Inventories–

Items in "Inventories" are principally stated at cost, cost being determined using the specific identification or moving-average methods.

(8) Property and equipment–

"Property and equipment", including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs including minor renewals and betterments are charged to income as incurred. For CSK and domestic subsidiaries, depreciation is computed using the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by Japanese Income Tax Law, except for buildings acquired after April 1, 1998 which are depreciated using the straight-line method. For overseas subsidiaries, depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(9) Deferred charges and intangible assets–

"Deferred charges and intangible assets", including capitalized software costs and goodwill, are carried at cost less accumulated amortization. Capitalized costs for software for internal use are amortized using the straight-line method over the estimated useful life of the software. Goodwill is amortized using the straight-line method over 5 years.

Costs associated with issuance of common shares are expensed as incurred.

(10) Accrued bonuses to employees–

"Accrued bonuses to employees" represent bonuses to employees expected to be paid for their services rendered prior to the balance sheet date.

(11) Accrued employees' retirement benefits–

CSK CORPORATION and its consolidated subsidiaries have employees' pension fund, tax-qualified pension plan and lump-sum retirement payment plan, which are a defined benefits plan covering substantially all of their employees. Employees are entitled to lump-sum indemnities upon termination of employment with the Company or to pension payments. The amount paid is calculated based on factors such as length of services, basic rates of pay and conditions under which the terminations occur.

The new Japanese accounting standard for retirement benefits became effective April 1, 2000. As required by this standard, the Company reported, "Accrued employees' retirement benefits" as the unfunded accrued pension costs on the consolidated balance sheet. "Accrued employees' retirement benefits", the cumulative accrued net pension cost in excess of cumulative employer contributions, are calculated based on the estimated retirement obligations less estimated plan assets at the end of this fiscal year. Net transition amount at adoption of new accounting standard for the retirement benefits is amortized mainly over 15 years using the straight-line method. Unrecognized actuarial net loss will be amortized mainly using the straight-line method over the average remaining service period and amortization will be started from the next fiscal year.

As a result of this change, for the year ended March 31, 2001, pension and severance costs increased by ¥3,023 million, operating income decreased by ¥1,020 million, and loss before income taxes increased by ¥3,607 million, compared with what would have been under the former method.

"Accrued employees' retirement benefits" in the previous year and retroactive allowance for past services rendered are included in "Accrued employees' retirement benefits".

(12) Research and development costs–

Research and development costs are charged to income as incurred.

(13) Income taxes–

The Company adopted the asset and liability method for accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

(14) Consumption taxes–

Consumption taxes are imposed at a flat rate of 5% on all domestic consumption of goods and services.

The consumption taxes imposed on the Company's sales to customers are withheld by the Company at the time of sale and are paid to the national government subsequently. The consumption taxes withheld from sales are not included in "Sales and operating revenue" but are recorded as a liability and included in "Other current liabilities".

The consumption taxes imposed on the Company's purchases of products, merchandise and services from vendors are not included in costs and expenses but are offset against consumption taxes withheld.

(15) Revenue recognition–

a) Computer services:

The Company provides customers with services relating to programming, software development for EDP systems, computer operations and various data processing. The services are provided either under fixed-amount contracts or hourly-rate contracts. Under the fixed-amount contracts, the Company recognizes revenue when the services are completed and accepted by the customers. Under the hourly-rate contracts, the Company recognizes revenue as it is accrued by multiplying the agreed rates by the number of hours worked. Revenue for data entry services is determined by multiplying the fixed-rate by the volume of processed data.

b) Computer and other product sales:

Overseas sales are recorded at the time of shipment. Domestic sales of computers and related supplementary equipment are recorded at the time of acceptance by the customers. Domestic retail sales of personal computers, auxiliary parts and other items are recorded at the time of shipment.

c) Publication:

Sales of books and magazines are recorded when goods are shipped. Advertising revenue is recognized when magazines containing customers' advertisement are shipped. Sales returns and allowances are recorded as a reduction to gross profits.

d) Prepaid card sales:

The Company recognizes sales of prepaid cards at face amounts when they are issued. Cost of sales is also recorded based on the issuance of cards.

Effective April 1, 2001, the Company recorded estimated additional cost of sales for the unused portion of cards in conforming with Japanese Tax Law requiring to take into consideration the year in which cards are sold. According to this, the Company calculated the estimated amount of cards' usage based on the rates of cards' usage in previous years.

In previous year the Company calculated the estimated amount of cards' usage based on the amount of cards unused for five years in conforming with Japanese Tax Law.

This change resulted in a decrease in gross profit and operating income of ¥667 million, respectively compared with what would have been under the former method. In addition, loss before income taxes and minority interests increased by ¥1,309 million due to ¥641 million of prior period adjustment recorded as an extraordinary item.

(16) Leases–

Finance leases, other than those which involve transferring of ownership of the leased assets to the lessee, are accounted for in a manner similar to operating leases.

(17) Appropriation of (accumulated deficit) retained earnings–

Appropriation of (accumulated deficit) retained earnings reflected in the accompanying consolidated financial statements is recorded after approval by the shareholders as required by the Japanese Commercial Code.

(18) Dividends and earnings per share–

The amount of dividends distributed is determined based on unrestricted retained earnings on a non-consolidated balance sheet.

"Basic earnings per share" is computed by dividing income applicable to "Common stock" by weighted-average number of shares of common stock outstanding during each year. "Diluted earnings per share" reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares. "Diluted earnings per share" is not presented because the Company reported a net loss in each of the two years ended March 31, 2001, and because the adjustment with calculation did not result in a decrease of "Basic earnings per share" despite having stock options with detachable warrants in the period ended March 31, 2002.

(19) Unrealized losses on land–

Unrealized losses on land recorded as a component of shareholders' equity in the consolidated balance sheets is concerning SEGA Corporation.

In accordance with the Land Revaluation Law, land used for business operations was revalued. In accordance with Article 119 of the 1998 Cabinet Order Article 2-3 and 2-5 of the Enforcement Ordinance relating to the Land Revaluation Law, the revaluation was performed by the method of calculating the value along with reasonable adjustments and by estate surveyors.

The adoption of the Land Revaluation Law was optional, not mandatory. CSK CORPORATION, its subsidiaries and the other affiliates do not adopt this law.

3. CONSOLIDATED STATEMENTS OF CASH FLOWS:

(1) Reconciliation of "Cash" to "Cash and cash equivalents"

"Cash" as of March 31, 2000, 2001 and 2002 on the consolidated balance sheets and "Cash and cash equivalents" at March 31, 2000, 2001 and 2002 on the consolidated statements of cash flows are reconciled as follows:

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2000	2001	2002	2002
Cash	¥ 98,919	¥65,237	**¥57,197**	**$429,244**
Marketable securities	31,031	20,535	**15,540**	**116,621**
Less: Time deposits with original maturities of more than three months or those submitted as collateral for loans	(9,065)	(818)	**(2,136)**	**(16,030)**
Less: Cash in escrow accounts	(511)	(3)	**–**	**–**
Less: Equity securities and other marketable securities with original maturities of more than three months	(25,152)	(7,424)	**(7,419)**	**(55,672)**
Cash and cash equivalents	¥ 95,222	¥77,527	**¥63,182**	**$474,163**

(2) Outlines of the acquired subsidiary's assets and liabilities (consolidated basis) as of the date of acquisition and the expenditure for the acquisition of that subsidiary–

ISAO CORPORATION as of December 1,1999 (acquisition date)

	Millions of Yen
Current assets	¥ 10,435
Other assets	22,711
Current liabilities	(20,846)
Long-term liabilities	(4,640)
Minority interest	(2,298)
Purchase of interest of ISAO CORPORATION	5,362
Cash and cash equivalents possessed by ISAO CORPORATION	(1,102)
Expenditure for acquisition of ISAO CORPORATION	¥ 4,260

(3) Outlines of the representative removed subsidiaries' assets and liabilities (consolidated basis) as of removal date:

CSK Research Institute Corp. as of April 1,1999 (removal date)

	Millions of Yen
Current assets	¥1,119
Other assets	119
Total assets	¥1,238
Current liabilities	¥ 369
Long-term liabilities	50
Total liabilities	¥ 419

ASCII CORPORATION as of March 31, 2002 (removal date)

	Millions of Yen	Thousands of U.S. Dollars (Note 1)
Current assets	¥20,367	$152,845
Other assets	3,039	22,806
Total assets	¥23,406	$175,651
Current liabilities	¥17,344	$130,161
Long-term liabilities	10,151	76,181
Total liabilities	¥27,495	$206,342

CSK ELECTRONICS CORPORATION as of March 31, 2002 (removal date)

	Millions of Yen	Thousands of U.S. Dollars (Note 1)
Current assets	¥6,801	$51,038
Other assets	2,918	21,900
Total assets	¥9,719	$72,938
Current liabilities	¥5,916	$44,398
Long-term liabilities	93	701
Total liabilities	¥6,009	$45,099

(4) Significant non-cash transactions

During the year ended March 31, 2000, "Common stock" and "Additional paid-in capital" increased by ¥1,472 million and ¥1,472 million respectively, due to the conversion of covertible bonds payable.

The Company sold shares of Vision Tech Ltd. to Broadcom Corporation and received shares of Broadcom Corporation as proceeds in January, 2001. As a result, gain on sales of investments in securities of ¥4,000 million was recorded on the consolidated statement of operations for the year ended March 31, 2001. Expenditure for acquisition of treasury stock by consolidated subsidiaries is included in "Purchase of treasury stock" in the year ended March 31, 2001.

During the year ended March 31, 2001, equity securities of ¥3,008 million were distributed by the investment partnerships.

During the year ended March 31, 2002, no significant non-cash transactions were occurred.

4. MARKETABLE SECURITIES AND INVESTMENTS IN SECURITIES:

"Marketable securities" and "Investments in securities", of which the aggregate costs, unrealized gains and losses and fair market values pertaining to held-to-maturity securities and available-for-sale securities as of March 31, 2001 were as follows:

	Millions of Yen			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale–				
Equity securities	¥14,259	¥3,196	¥1,551	¥15,904
Debt securities	8,579	235	1,263	7,551
	¥22,838	¥3,431	¥2,814	¥23,455
Held-to-maturity–				
Debt securities	¥12,785	¥ 187	¥ 34	¥12,938

At March 31, 2001, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities.

In addition, unrealized gain on investment in partnerships of ¥1,233 million, net of tax effect, is included "Unrealized gains on securities" on the consolidated balance sheet and is excluded from this disclosure.

Proceeds from sales of available-for-sale securities were ¥20,562 million for the year ended March 31, 2001. On those sales, gross realized gains computed on the average cost basis were ¥6,611 million and gross realized losses were ¥1,243 million.

Major components of debt and equity securities whose fair market values are not readily determinable as of March 31, 2001 were as follows:

	Millions of Yen
Held-to-maturity securities	¥ 1,797
Available-for-sale securities:	
Money management fund	12,441
Unlisted stock	10,699
Unlisted bonds	581
Investments in unconsolidated subsidiaries and affiliates	3,365

The redemption schedule of debt and equity securities as of March 31, 2001 were as follows:

	Millions of Yen	
	Available-for-sale	Held-to-maturity
Due within 1 year	¥ 231	¥ 7,355
Due after 1 year through 5 years	2,420	7,227
Due after 5 years through 10 years	1,710	–
Due after 10 years	47	–
	¥4,408	¥14,582

"Marketable securities" and "Investments in securities", of which the aggregate costs, unrealized gains and losses and fair market values pertaining to held-to-maturity securities and available-for-sale securities as of March 31, 2002 were as follows:

	Millions of Yen			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale–				
Equity securities	¥ 7,991	¥2,096	¥1,104	¥ 8,983
Debt securities	10,148	15	1,733	8,430
	¥18,139	¥2,111	¥2,837	¥17,413
Held-to-maturity–				
Debt securities	¥12,214	¥ 133	¥ 1	¥12,346

	Thousands of U.S. Dollars (Note 1)			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale–				
Equity securities	$ 59,969	$15,729	$ 8,281	$ 67,418
Debt securities	76,155	114	13,007	63,261
	$136,124	$15,843	$21,288	$130,679
Held-to-maturity–				
Debt securities	$ 91,664	$ 1,001	$ 11	$ 92,654

At March 31, 2002, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities.

In addition, unrealized gain on investment in partnerships of ¥299 million, net of tax effect, is included in "Unrealized gains on securities" on the consolidated balance sheet and is excluded from this disclosure.

Proceeds from sales of available-for-sale securities were ¥8,938 million for the year ended March 31, 2002. On those sales, gross realized gains computed on the average cost basis were ¥5,904 million and gross realized losses were ¥1,675 million.

Major components of debt and equity securities whose fair market values are not readily determinable as of March 31, 2002 were as follows:

	Millions of Yen	Thousands of U.S. Dollars (Note 1)
Available-for-sale securities:		
Money management fund	¥8,321	$62,450
Unlisted stock	9,283	69,667
Unlisted bonds	590	4,431
Investments in unconsolidated subsidiaries and affiliates	4,012	30,108

The redemption schedule of debt and equity securities as of March 31, 2002 was as follows:

	Millions of Yen	Thousands of U.S. Dollars (Note 1)
	Available-for-sale and Held-to-maturity	Available-for-sale and Held-to-maturity
Due within 1 year	¥ 7,218	$ 54,171
Due after 1 year through 5 years	9,325	69,980
Due after 5 years through 10 years	2,531	18,992
Due after 10 years	–	–
	¥19,074	$143,143

5. INVENTORIES:

At March 31, 2001 and 2002, the Company's inventories consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2001	2002	2002
Goods for resale	¥ 8,718	**¥4,015**	**$30,129**
Systems in development	9,276	**3,783**	**28,390**
Others	426	**86**	**646**
	¥18,420	**¥7,884**	**$59,165**

6. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES:

At March 31, 2001 and 2002, investments in subsidiaries and affiliates under the equity method are as follows:

	2001		2002	
	Equity* ownership	Capital stock	Equity* ownership	Capital stock
	(%)	(Millions of Yen)	(%)	(Millions of Yen)
Domestic Affiliates:				
Sega Logistics Services, Ltd	25.0	¥ 200	**25.0**	**¥ 200**
K-Solutions Inc. (formerly Telecomet International Inc.)**	20.0	1,440	–	–
SEGA Corporation	24.1	117,919	**25.8**	**125,407**
Spike Co., Ltd.	18.6	435	**18.6**	**435**
I4 Corporation***	40.4	1,278	–	–

* Includes direct and indirect ownership

** Telecomet International Inc. was merged with KDD Network Systems Inc. into K-Solutions Inc. on October 1, 2001, and the equity interest was reduced to below 20%, therefore, investment in K-Solutions Inc. has been accounted for under the acquisition cost since October 1, 2001.

*** I4 Corporation was excluded from the consolidation as of March 31, 2002 because all the interest was sold to the third parties.

Investments in other subsidiaries and affiliates are immaterial to the consolidated financial statements of the Company and are therefore accounted for under the cost method.

7. PROPERTY AND EQUIPMENT:

"Property and equipment" as of March 31, 2001 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2001	2002	2002
Buildings and structures	¥ 30,923	¥ 27,358	$ 205,315
Others	20,769	18,648	139,946
	51,692	46,006	345,261
Less: Accumulated depreciation	(26,406)	(26,235)	(196,888)
	25,286	19,771	148,373
Land	15,054	15,003	112,596
Construction in progress	40	74	556
	¥ 40,380	¥ 34,848	$ 261,525

8. SHORT-TERM AND LONG-TERM DEBTS:

(1) Short-term bank loans payable and Commercial paper

The weighted-average interest rate for the "Short-term bank loans payable" were 1.6% and 1.1% as of March 31, 2001 and 2002, respectively.

The weighted-average interest rate for the "Commercial paper" was 0.4% as of March 31, 2001.

It is normal business custom in Japan for short-term bank loans payable to be rolled over each year.

(2) Long-term bank loans payable

The weighted-average interest rate for the "Long-term bank loans payable" were 2.0% and 1.8% as of March 31, 2001 and 2002, respectively. The figures amounting to ¥9,014 are presented at "Short-term bank loans payable" in the consolidated balance sheets. Repayment schedule for the "Long-term bank loans payable" for the next five years is as follows:

Years ending March 31,	Millions of Yen	Thousands of U.S. Dollars (Note 1)
2003	¥9,014	$67,647
2004	7,131	53,516
2005	6,488	48,690
2006	6,352	47,670
2007	4,832	36,263

(3) Bonds, Convertible bonds payable and Bonds with detachable warrants

"Bonds", "Convertible bonds payable" and "Bonds with detachable warrants" as of March 31, 2001 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2001	2002	2002
Unsecured 1.8% convertible bonds due March 20, 2002	¥ 6,683	¥ –	$ –
Unsecured 1.5% convertible bonds due September 30, 2003	1,500	–	–
Unsecured 1.5% convertible bonds due September 30, 2003	700	–	–
Unsecured 1.5% convertible bonds due September 30, 2003	700	–	–
Unsecured 1.5% convertible bonds due September 30, 2003	400	–	–
Unsecured 1.5% convertible bonds due September 30, 2003	400	–	–
Unsecured 1.5% convertible bonds due September 30, 2003	300	–	–
Unsecured 1.5% convertible bonds due September 30, 2003	300	–	–
Unsecured 6 months Yen TIBOR plus 1.8% bonds due April 30, 2004 with detachable warrants, holding expiration from April 17, 2000 to April 29, 2004	10	10	75
Unsecured 1.3% bonds due October 11, 2005.	–	3,000	22,514
Unsecured 0.9% bonds due June 30, 2004.	–	4,000	30,019
Unsecured 1.3% bonds due September 28, 2004.	–	2,000	15,009
Unsecured 1.0% bonds due June 30, 2004.	–	800	6,004
	10,993	9,810	73,621
Less: Elimination	(110)	(5,000)	(37,523)
	¥10,883	¥4,810	$36,098

9. ASSETS PLEDGED AS COLLATERAL:

At March 31, 2001, "Notes and accounts payable", "Short-term bank loans payable", "Long-term bank loans payable" within a year, "Long-term bank loans payable" and bonds with detachable warrants totaling ¥307 million, ¥21,242 million, ¥1,239 million, ¥11,740 million and ¥10 million respectively, of the Company as well as contingent liabilities relating to "Convertible bonds payable" amounting to ¥4,300 million were collateralized by the following assets.

	Millions of Yen
Cash	¥ 341
Notes and accounts receivable	6,670
Marketable securities	40
Inventories	939
Buildings and structures	2,467
Land	4,064
Investments in securities	889
Other assets	3,137
Assets of CSK Electronics America, Inc. (non-consolidated basis)	66
	¥18,613

In addition, "Accounts receivable" of ASCII CORPORATION payable by its subsidiaries totaling ¥282 million, which were eliminated in consolidation, were pledged as collateral.

Article 13-1 of the Law concerning Prepaid Card Operations requires that about 50% of unused amounts in prepaid cards be collateralized by the issuers. As of March 31, 2001, the Company has pledged as collateral "Investments in securities" amounting to ¥9,446 million for this purpose. In addition, based on Article 25 of Building Lots and Buildings Transaction Business Law, the Company also has pledged as collateral "Investments in securities" amounting to ¥9 million to secure dealings.

At March 31, 2002, accounts payable, "Short-term bank loans payable", "Long-term bank loans payable" within a year, "Long-term bank loans payable" and bonds with detachable warrants totaling ¥2,093 million, ¥2,730 million, ¥950 million, ¥1,668 million and ¥10 million respectively, are collateralized by the following assets.

	Millions of Yen	Thousands of U.S. Dollars (Note 1)
Cash	¥2,076	$15,580
Notes and accounts receivable	212	1,594
Buildings and structures	874	6,556
Land	2,105	15,794
Other assets	49	367
	¥5,316	$39,891

In addition, "Investments in securities" of CSK Venture Capital Co., Ltd. totaling ¥1,883 million, which are eliminated in consolidation, have been pledged as collateral.

Article 13-1 of the Law concerning Prepaid Card Operations requires that about 50% of unused amounts in prepaid cards be collateralized by the issuers. As of March 31, 2002, the Company has pledged as collateral "Investments in securities" amounting to ¥12,204 million for this purpose. In addition, based on Article 25 of Building Lots and Buildings Transaction Business Law, the Company also has pledged as collateral "Investments in securities" amounting to ¥9 million to secure dealings.

10. FAIR VALUES OF OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:

The Company enters into currency related transactions and interest rate related transactions to manage market risks relating to fluctuations in the interest and foreign exchange rates. The Company does not hold or issue financial instruments for trading purposes. The estimated unrealized gains and losses from these contracts at March 31, 2001 and 2002 are summarized in the following tables. Market values of option and swap contracts are based on values presented by financial institutions and securities brokers.

Derivative transactions to which hedge accounting has been applied are excluded from this disclosure.

(1) Currency related transactions

	Millions of Yen							
	2001				2002			
	Contract value	Over 1 year	Market value	Unrealized gain (loss)	Contract value	Over 1 year	Market value	Unrealized gain (loss)
Options:								
Sold (US$) Put	¥ –	¥ –			¥ 840	¥ 840		
(Option premiums)			¥ –	¥ –			¥(79)	¥(79)
Currency swaps:								
US$	2,138	2,138	42	42	2,138	2,138	37	37

	Thousands of U.S. Dollars (Note 1)			
	2002			
	Contract value	Over 1 year	Market value	Unrealized gain (loss)
Options:				
Sold (US$) Put	$ 6,300	$ 6,300		
(Option premiums)			$(590)	$(590)
Currency swaps:				
US$	16,047	16,047	278	278

(2) Interest rate related transactions

	Millions of Yen							
	2001				2002			
	Contract value		Market	Unrealized	Contract value		Market	Unrealized
		Over 1 year	value	gain (loss)		Over 1 year	value	gain (loss)
Swaps:								
Floating rate receipt								
Fixed rate payment	¥2,000	¥–	¥(13)	¥(13)	¥2,000	¥2,000	¥(102)	¥(102)

	Thousands of U.S. Dollars (Note 1)			
	2002			
	Contract value		Market value	Unrealized gain
		Over 1 year		(loss)
Swaps:				
Floating rate receipt				
Fixed rate payment	$15,009	$15,009	$(764)	$(764)

11. RETIREMENT BENEFITS:

CSK CORPORATION and its consolidated subsidiaries have employees' pension fund, tax-qualified pension plan and lump-sum retirement payment plan, which are a defined benefits plan covering substantially all of their employees. Employees are entitled to lump-sum indemnities upon termination of employment with the Company or to pension payments.

The amount paid is calculated based on factors such as length of services, basic rates of pay and conditions under which the terminations occur.

In addition, the Company has noncontributory pension plan covering employees of CSK and certain consolidated and non-consolidated subsidiaries. Under this plan, an employee becomes eligible for the pension benefit after 10 years of services for the Company.

"Accrued employees' retirement benefits" as of March 31, 2001 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2002	2002
a. Projected benefit obligations	¥(41,429)	¥(52,944)	$(397,331)
b. Plan assets	22,390	24,065	180,600
c. Unfunded retirement benefit obligations (a+b)	(19,039)	(28,879)	(216,731)
d. Unrecognized net transition amount	10,642	9,226	69,240
e. Unrecognized actuarial net loss	4,235	12,273	92,104
f. Unrecognized prior service cost	–	–	–
g. Net amount recognized on the consolidated balance sheet (c+d+e+f)	(4,162)	(7,380)	(55,387)
h. Prepaid pension cost	–	–	–
i. Accrued employees' retirement benefits (g–h)	¥ (4,162)	¥ (7,380)	$ (55,387)

The components of pension and severance costs for the years ended March 31, 2001 and 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Service cost	¥3,152	¥2,849	$21,378
Interest cost	1,128	1,467	11,012
Expected return on plan assets	(792)	(871)	(6,537)
Amortization of net transition amount	1,980	2,398	18,000
Recognized actuarial loss	–	389	2,917
Amortization of prior service cost	–	–	–
Pension and severance costs	¥5,468	¥6,232	$46,770

Assumptions used in the accounting for retirement benefit obligations for the years ended March 31, 2001 and 2002 were as follows:

	2001	2002
Discount rate:	2.5 – 3.5%	1.8 – 3.0%
Expected rate of return on plan assets:	3.0 – 4.8%	1.6 – 3.5%
Period of allocation of the actuarial net loss:	5 – 12 years	1 – 12 years
Period of amortization of net transition amount	1 – 15 years	1 – 15 years

12. SHAREHOLDERS' EQUITY:

"Additional paid-in capital" has been comprised of only capital reserve. Capital reserve, recorded pursuant to the Japanese Commercial Code, primarily consists of proceeds on issuance of shares of common stock of the Company that were not recorded as "common stock" (Under the Japanese Commercial Code, the Company is allowed to account for an amount not exceeding one-half of the issue price of new shares as capital reserve). Capital reserve may be transferred to other additional paid-in capital to the extent that the sum of capital reserve and earned reserve (collectively, "legal reserves") does not fall below 25% of stated capital. However, capital reserve may not be transferred to retained earnings.

The Japanese Commercial Code requires all the Companies to appropriate as an earned reserve an amount equivalent to at least 10% of cash payments for appropriation of retained earnings until the legal reserves equals 25% of stated capital. Earned reserve may be transferred to unappropriated retained earnings to the extent that the legal reserves do not fall below 25% of stated capital.

Legal reserves may be transferred to stated capital through suitable directors' actions or offset against deficit through suitable shareholders' actions.

Earned reserve is included in the retained earnings and is not shown separately in the accompanying consolidated financial statements.

Cash dividends are paid semi-annually. Year-end dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Interim dividends may be paid upon resolution of the Board of Directors, subject to limitations imposed by the Code. Such dividends are payable to shareholders of record at the end of its fiscal year or of the six month period of the year. Year-end dividends are reflected in the consolidated statements of shareholders' equity when authorized.

At the Annual General Meeting held on June 27, 2002, the shareholders approved the declaration of year-end cash dividends totaling ¥448 million, which will be paid to shareholders of record as of March 31, 2002.

Under the Code, the amount of retained earnings available for dividends is based on the amount recorded in the Company's books (Non-consolidated basis). At March 31, 2002, retained earnings recorded on the Company's books were ¥1,989 million.

13. STOCK-BASED COMPENSATION PLAN:

At the Annual General Meeting held on June 29, 2000, the shareholders approved a stock-based compensation plan as an incentive plan for directors and selected employees. Under the plan, options for 191,000 shares and 294,800 shares of common stock were granted to 26 directors and 903 employees, respectively. All options are exercisable at an exercise price of ¥3,522 from July 25, 2001 through July 24, 2006. Upon exercise of all options, the Company will issue additional 485,800 shares of its common stock for ¥1,711 million, ¥855 million of which will be recorded in "Common stock" and the remainder in "Additional paid-in capital". The terms of options are subject to adjustment if there are stock splits or consolidation of shares or additional shares issued at a price less than the market price per share.

At the Annual General Meeting held on June 28, 2001, the shareholders approved another stock-based compensation plan. Under the plan, the options for 180,000 shares and 496,500 shares of common stock were granted to 22 directors and 1,476 employees, respectively. All options are exercisable at an exercise price of ¥3,639 from July 24, 2002 through July 23, 2007. Upon exercise of all options, the Company will issue additional 676,500 shares of its common stock for ¥2,462 million, ¥1,231 million of which will be recorded in "Common stock" and the remainder in "Additional paid-in capital". The terms of options are subject to adjustment if there are stock splits or consolidation of shares or additional shares issued at a price less than the market price per share.

In addition, at the Annual General Meeting held on June 27, 2002, the shareholders approved another stock-based compensation plan. Under the plan, the options for maximum 850,000 shares of common stock were granted to directors and employees. All options are exercisable at an exercise price of 102.5% of the average market price for the month immediately preceding the grant date. The options are exercisable over a period from July 1, 2003 to June 30, 2006. The terms of options are subject to adjustment if there are stock splits or consolidation of shares or additional shares issued at a price less than the market price per share.

14. INCOME TAXES:

The Company is subject to number of different income taxes. The applicable statutory tax rates in Japan for the years ended March 31, 2000, 2001 and 2002 were approximately 41.8%, 42.1% and 42.1%, respectively.

A reconciliation of the difference between the effective income tax rate and statutory income tax rate for the years ended March 31, 2001 and 2002 are as follows:

	2000	2001	2002
Statutory income tax rate	41.8%	42.1%	**42.1%**
Increase (decrease) in tax rate:			
Non-deductible expenses for tax purposes	3.5	(2.2)	**(407.0)**
Base portion of the inhabitant tax	1.9	(1.0)	**(349.4)**
Accrued employees' retirement benefits	–	–	**(898.7)**
Equity in net losses of unconsolidated subsidiaries and affiliates	54.3	(43.6)	**(4,087.4)**
Gain on sales of investments in securities	–	–	**(414.2)**
Loss on sales of investments in securities	–	–	**21,761.6**
Loss on write-down of investments in securities	–	–	**2,153.2**
Amortization of goodwill	17.6	(11.8)	**(1,454.6)**
Dilution gain	(47.3)	4.8	**1,740.9**
Increase and decrease in valuation allowance for deferred income tax assets	46.1	(27.9)	**2,526.9**
Others	15.7	14.1	**21.1**
Effective income tax rate	133.6%	(25.5)%	**20,634.5%**

The significant components of deferred income tax assets and liabilities at March 31, 2001 and 2002 are as follows:

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2001	2002	2002
Deferred income tax assets:			
Tax losses carried-forward *	¥34,467	¥23,463	$176,081
Provision for allowance for doubtful accounts	3,515	711	5,333
Loss on write-down of marketable securities	2,687	1,826	13,705
Unrealized gains(losses) on securities	–	825	6,193
Loss on write-down of investments in subsidiaries and affiliates	–	778	5,840
Accrued bonuses to employees	1,320	1,568	11,769
Unrealized intercompany profits	189	1,279	9,598
Accrued employees' retirement benefits	714	2,697	20,239
Accrued enterprise tax	777	336	2,525
Loss on write-down of fixed assets	34	–	–
Depreciation expense	131	142	1,068
Amortization of goodwill	–	648	4,863
Others	2,180	2,492	18,697
Gross deferred income tax assets	46,014	36,765	275,911
Less: Valuation allowance	39,643	6,032	45,273
Total deferred income tax assets	6,371	30,733	230,638
Deferred income tax liabilities:			
Unrealized gains on securities	3,103	617	4,633
Others	231	12	87
Gross deferred income tax liabilities	3,334	629	4,720
Net deferred income tax assets (liabilities)	¥3,037	¥30,104	$225,918

*Deferred income tax assets relating to operating losses are recorded because the Japanese accounting standard requires that the benefit of "Tax losses carried-forward" be estimated and recorded as an asset, with deduction of a valuation allowance if it is expected that some portion or all of the deferred income tax assets will not be realized.

15. RESEARCH AND DEVELOPMENT COSTS:

Research and development costs included in "Cost of sales" and "Selling, general and administrative expenses" for the years ended March 31, 2000, 2001 and 2002 totaled ¥1,828 million, ¥2,743 million and ¥1,923 million, respectively.

16. DILUTION GAIN:

For the year ended March 31, 2000, "Dilution gain" was mainly due to conversion of convertible bonds by SEGA Enterprises, Ltd. (Presently SEGA Corporation), and issuance of common shares by ASCII CORPORATION and ISAO CORPORATION.

For the year ended March 31, 2001, issuance of common shares to minority shareholders by NextCom K.K., acquisition of its treasury stock for retirement by Bellsystem 24, Inc., and conversion of convertible bonds by SEGA Corporation mainly resulted in "Dilution gain".

For the year ended March 31, 2002, issuance of common shares to minority shareholders by Japan Future Information Technology & Systems Co., Ltd. and conversion of convertible bonds by SEGA Corporation mainly resulted in "Dilution gain".

17. LEASES:

The Company leases certain furniture and office equipment under non-cancelable operating and finance leases. Finance leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except leases that do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases, in accordance with accounting principles and practices generally accepted in Japan.

The following is a summary of future minimum payments under operating leases and finance leases without transfer of ownership as of March 31, 2002:

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2001	2002	2002
Operating leases:			
Due within one year	¥ 80	¥ 121	$ 909
Thereafter	99	104	780
	¥ 179	¥ 225	$ 1,689
Finance leases:			
Due within one year	¥1,717	¥1,523	$11,431
Thereafter	2,409	2,584	19,397
	¥4,126	¥4,107	$30,828

Lease expenses on finance lease contracts without ownership transfer for the years ended March 31, 2001 and 2002 were ¥2,638 million, and ¥2,323 million, respectively.

Pro forma data as of March 31, 2001 and 2002 as to acquisition cost, accumulated depreciation, net book value, depreciation expense and interest expense of the assets leased under finance leases without transfer of ownership are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2001	2002	2002
Pro forma acquisition cost	¥ 9,353	¥ 7,647	$ 57,392
Pro forma accumulated depreciation	(5,413)	(3,687)	(27,671)
Pro forma net book value	¥ 3,940	¥ 3,960	$ 29,721
Pro forma depreciation expense	¥ 2,357	¥ 2,062	$ 15,473
Pro forma interest expense	¥ 251	¥ 253	$ 1,899

Depreciation is based on the straight-line method over the lease term of the leased assets with no residual value.

The Company also leases certain computer equipment to customers in conjunction with system consulting and development activities. These leases also do not involve the transferring of ownership and therefore are accounted by a method similar to operating leases.

Lease income on finance lease contracts for the years ended March 31, 2001 and 2002 were ¥160 million, and ¥121 million, respectively.

The following is a summary of future minimum payments receivable under finance leases as of March 31, 2001 and 2002 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Due within one year	¥117	¥–	$–
Thereafter	88	–	–
	¥205	¥–	$–

Future minimum payments receivable under finance leases as of March 31, 2002 is not presented due to exclusion of CSK ELECTRONICS CORPORATION from consolidation.

The acquisition cost, accumulated depreciation, net book value, and interest income of the leased assets as of March 31, 2001 and 2002 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2001	2002	2002
Acquisition cost	¥ 569	¥–	$–
Accumulated depreciation	(372)	–	–
Net book value	¥ 197	¥–	$–
Interest income	¥ 8	¥–	$–

Depreciation is based on the straight-line method over the lease term of the leased assets with no residual value.

The figures as of March 31,2002 are not presented due to exclusion of CSK ELECTRONICS CORPORATION from consolidation.

18. RELATED PARTY TRANSACTIONS (NON-CONSOLIDATED BASIS):

The Company had the following significant transactions with its related parties for the year ended March 31, 2001:

On April 3, 2000, in accordance with the resolution of the Board of Directors dated February 28, 2000, CSK acquired 18 million shares of SEGA Corporation common stock for ¥50,688 million. Following the acquisition, the Company's holdings of SEGA Corporation increased from 21,149 thousand shares (17.3%) to 39,149 thousand shares(24.7%). The underwriting price was based on the average of closing prices of Tokyo Stock Exchange for six months prior to the preceding day of Board of Directors meeting.

The Company had the following significant transactions with its related parties for the year ended March 31, 2002:

(1) In March 2002, CSK CORPORATION sold all its stock of SEGA MUSIC NETWORKS Co., Ltd. to SEGA Corporation for ¥100 million. The sales price was based on appraisal performed by a third party.

(2) For the year ended March 31, 2002, CSK CORPORATION acquired stocks of Japan Future Information Technology & Systems Co., Ltd., ServiceWare Corporation and other 4 companies from SEGA Corporation for ¥2,443 million. The purchase prices of publicly-held companies were based on prices of respective capital markets and the purchase prices of closely-held companies were based on appraisal performed by third parties.

19. SEGMENT INFORMATION:

The Company operates principally in five segments: computer services, computer and other product sales, prepaid card sales, publication, and others.

Segment	Major products and services
Computer services	Software development, systems integration, facilities management and other related services
Computer and other product sales	Computer and other product sales and information technology related engineering
Prepaid card sales	Issuance and settlement of pre-paid cards, development and sales of card systems
Publication	Publication of books and magazines
Others	Investment in venture companies, rental of "intelligent" buildings, rental of computer and related products

The segment information of the Company for each of the three years in the period ended March 31, 2002 classified by segment is presented below:

	Millions of Yen							
	For the year ended March 31, 2000							
	Computer services	Computer and other product sales	Prepaid card sales	Publication	Others	Total	Elimination and corporate	Consolidated total
Sales and operating revenue:								
Outside customers	¥187,213	¥139,687	¥50,839	¥30,627	¥ 1,381	¥409,747	¥ –	¥409,747
Inter-segment sales/transfers ..	1,228	1,630	23	169	502	3,552	(3,552)	–
Total	188,441	141,317	50,862	30,796	1,883	413,299	(3,552)	409,747
Costs and expenses ...	182,335	138,034	50,926	30,657	1,020	402,972	(3,552)	399,420
Operating income (loss)	¥ 6,106	¥ 3,283	¥ (64)	¥ 139	¥ 863	¥ 10,327	¥ –	¥ 10,327
Assets	¥156,563	¥ 58,459	¥21,339	¥16,800	¥11,897	¥265,058	¥117,991	¥383,049
Depreciation	¥ 4,266	¥ 624	¥ 60	¥ 261	¥ 49	¥ 5,260	¥ 46	¥ 5,306
Capital expenditure ...	¥ 4,562	¥ 747	¥ 34	¥ 103	¥ 22	¥ 5,468	¥ 4	¥ 5,472

	Millions of Yen							
	For the year ended March 31, 2001							
	Computer services	Computer and other product sales	Prepaid card sales	Publication	Others	Total	Elimination and corporate	Consolidated total
Sales and operating revenue:								
Outside customers	¥206,669	¥123,927	¥53,314	¥31,787	¥ 2,904	¥418,601	¥ –	¥418,601
Inter-segment sales/transfers ..	1,259	1,607	13	198	537	3,614	(3,614)	–
Total	207,928	125,534	53,327	31,985	3,441	422,215	(3,614)	418,601
Costs and expenses ...	203,878	121,487	53,539	31,830	2,167	412,901	(3,614)	409,287
Operating income (loss)	¥ 4,050	¥ 4,047	¥ (212)	¥ 155	¥ 1,274	¥ 9,314	¥ 0	¥ 9,314
Assets	¥156,723	¥ 59,519	¥26,485	¥24,223	¥13,570	¥280,520	¥102,003	¥382,523
Depreciation	¥ 5,826	¥ 523	¥ 67	¥ 130	¥ 47	¥ 6,593	¥ 0	¥ 6,593
Capital expenditure ...	¥ 7,012	¥ 2,218	¥ 185	¥ 555	¥ 80	¥ 10,050	¥ –	¥ 10,050

	Millions of Yen							
	For the year ended March 31, 2002							
	Computer services	Computer and other product sales	Prepaid card sales	Publication	Others	Total	Elimination and corporate	Consolidated total
Sales and operating revenue:								
Outside customers	¥238,596	¥104,714	¥53,518	¥25,569	¥ 1,307	¥423,704	¥ –	¥423,704
Inter-segment sales/transfers ..	1,912	575	20	979	618	4,104	(4,104)	–
Total	240,508	105,289	53,538	26,548	1,925	427,808	(4,104)	423,704
Costs and expenses ...	225,947	103,594	53,716	27,100	1,992	412,349	(4,039)	408,310
Operating income (loss)	¥ 14,561	¥ 1,695	¥ (178)	¥ (552)	¥ (67)	¥ 15,459	¥ (65)	¥ 15,394
Assets	¥145,159	¥ 32,568	¥27,081	¥ –	¥16,534	¥221,342	¥117,636	¥338,978
Depreciation	¥ 5,913	¥ 456	¥ 78	¥ 143	¥ 43	¥ 6,633	¥ 5	¥ 6,638
Capital expenditure ...	¥ 5,180	¥ 979	¥ 65	¥ 339	¥ 3,202	¥ 9,765	¥ –	¥ 9,765

	Thousands of U.S. Dollars (Note 1)							
	For the year ended March 31, 2002							
	Computer services	Computer and other product sales	Prepaid card sales	Publication	Others	Total	Elimination and corporate	Consolidated total
Sales and operating revenue:								
Outside customers	$1,790,588	$785,851	$401,632	$191,891	$ 9,805	$3,179,767	$ –	$3,179,767
Inter-segment sales/transfers . . .	14,351	4,317	154	7,337	4,639	30,798	(30,798)	–
Total	1,804,939	790,168	401,786	199,228	14,444	3,210,565	(30,798)	3,179,767
Costs and expenses . . .	1,695,660	777,445	403,124	203,374	14,950	3,094,553	(30,314)	3,064,239
Operating income (loss)	$ 109,279	$ 12,723	$ (1,338)	$ (4,146)	$ (506)	$ 116,012	$ (484)	$ 115,528
Assets	$1,089,377	$244,413	$203,231	$ –	$124,086	$1,661,107	$882,818	$2,543,925
Depreciation	$ 44,374	$ 3,423	$ 587	$ 1,070	$ 327	$ 49,781	$ 38	$ 49,819
Capital expenditure . . .	$ 38,876	$ 7,348	$ 484	$ 2,541	$ 24,033	$ 73,282	$ –	$ 73,282

(1) The assets of ¥118,003 million, ¥102,279 million and ¥117,636 million at March 31, 2000, 2001 and 2002, respectively included in the "Elimination and corporate" column mainly consists of the Company's working funds (cash and marketable securities), long-term investment funds (investment in securities) and other assets which belong to the administrative departments.

(2) Unallocated costs and expenses under the "Elimination and corporate" column for the years ended March 31, 2000, 2001 and 2002 were ¥46 million, ¥0 million and ¥65 million, respectively. These costs were incurred as expenses relating to administrative departments.

(3) "Depreciation" and "Capital expenditure" include long-term prepayments, deferred charges and their amortization.

(4) Due to the change in accounting method for retirement benefits, operating income for "Computer services", "Computer and other product sales", "Prepaid card sales", "Publication" and "Others" segments for the year ended March 31, 2001 are ¥901 million, ¥69 million, ¥9 million, ¥39 and ¥2 million, respectively, lower than what would have been reported under the former method(See Note 2(11)).

(5) Effective April 1, 2001, the Company recorded estimated additional cost of sales for the unused portion of cards in conforming with Japanese Tax Law requiring to take into consideration the year in which cards are sold. According to this, the Company calculated the estimated amount of cards' usage based on the rates of cards' usage in previous years. As a result, for the year ended March 31, 2002, operating income of "Prepaid card sales" segment decreased by ¥667 million, compared with what would have been under the former method (See Note 2(15)).

(6) For the year ended March 31, 2002, decrease of "Assets" in "Computer and other product sales" segment was mainly due to exclusion of CSK ELECTRONICS CORPORATION from consolidation. Decrease of "Assets" in "Publication" segment was due to exclusion of ASCII CORPORATION from consolidation.

Segment information for geographic locations is omitted for each of the three years in the period ended March 31, 2002 since total assets and sales for "Japan" segment exceeded 90 percent of total assets and sales in each of such years. Information regarding overseas sales were omitted for each of the three years in the period ended March 31, 2002 since total overseas sales was less than 10 percent of consolidated total sales in each of such years.

20. SUBSEQUENT EVENTS:

Acquisition of treasury stock–

In compliance with Article 210 of the Japanese Commercial Code, at the Annual General Meeting held on June 27, 2002, the resolution on the acquisition of treasury stocks limited to 10 million shares in quantity and ¥55 billion in amount was adopted. This adoption enables the Company to use a flexible capital strategy in these diversified economic surroundings. In compliance with Article 289 of the Japanese Commercial Code, at the same Meeting, the resolution was as well adopted that on non-consolidation basis, in order to acquire treasury stock, additional paid-in capital for the amount of ¥58,683 million out of ¥78,794 million, the balance as of March 31, 2002, can be transferred to other capital reserve and that earned reserve for the amount of ¥1,316 million, the balance as of March 31, 2002, can be transferred to retained earnings.

Both of the transfers adopted as the latter resolution can be reflected in the non-consolidated balance sheets. But neither can be reflected in the consolidated balance sheets because additional paid-in capital and other capital reserve in the non-consolidated balance sheets are to be represented totally as additional paid-in capital in the consolidated balance sheets and legal reserve and retained earnings (deficit) in the non-consolidated balance sheets are to be represented totally as retained earnings (deficit) in the consolidated balance sheets.

CSK CORPORATION
As of March 31, 2001 and 2002

Supplementary Information.

ASSETS	Millions of Yen 2001	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1) 2002
Current assets:			
Cash	¥ 17,536	¥ 17,960	$ 134,785
Notes and accounts receivable	23,629	24,305	182,397
Marketable securities	110	–	–
Systems in progress	2,259	2,418	18,149
Deferred income taxes	1,475	6,179	46,371
Short-term loans to subsidiaries and affiliates	2,159	1,750	13,133
Other current assets	1,666	9,018	67,679
Allowance for doubtful accounts	(100)	(199)	(1,496)
Total current assets	48,734	61,431	461,018
Property and equipment, net of accumulated depreciation	19,182	18,786	140,984
Deferred charges and intangible assets	487	603	4,528
Investments and other assets:			
Investments in securities	13,751	11,039	82,846
Investments in subsidiaries and affiliates	183,951	140,397	1,053,635
Investments in partnerships	11,008	8,307	62,343
Long-term loans to subsidiaries and affiliates	3,669	802	6,017
Deferred income taxes	2,626	17,976	134,904
Fixed leasehold deposits	3,687	4,002	30,031
Other assets	1,950	1,447	10,862
Allowance for doubtful accounts	(2,545)	(647)	(4,856)
	218,097	183,323	1,375,782
Total assets	¥286,500	¥264,143	$1,982,312

Note: 1. U.S. Dollar amounts are translated from yen, for convenience only, at the rate of ¥133.25=U.S.$1.

Non-Consolidated Balance Sheets

CSK CORPORATION
As of March 31, 2001 and 2002

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2001	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1) 2002
Current liabilities:			
Accounts payable	¥ 12,639	¥ 11,494	$ 86,257
Short-term bank loans and commercial paper	66,000	55,000	412,758
Current portion of long-term debt	7,147	7,964	59,767
Accrued expenses	3,496	3,642	27,332
Accrued income taxes	3,373	–	–
Accrued bonuses to employees	3,800	3,870	29,043
Other current liabilities	3,234	3,452	25,908
Total current liabilities	99,689	85,422	641,065
Long-term liabilities:			
Long-term debt	1,024	23,060	173,058
Guarantee deposits received	559	692	5,196
Accrued employees' retirement benefits	1,787	3,523	26,437
Total long-term liabilities	3,370	27,275	204,691
Shareholders' equity:			
Common stock–			
Authorized: 298,000,000 shares at March 31, 2001 and 2002, respectively; Issued: 74,700,164 shares at March 31, 2001 and 2002, respectively	69,029	69,029	518,042
Additional paid-in capital	78,795	78,795	591,329
Earned reserve	1,271	1,316	9,878
Voluntary reserve	38,000	31,400	235,647
Accumulated deficit	(5,217)	(29,411)	(220,722)
Unrealized gains on securities	1,563	319	2,396
Treasury stock, at cost	(0)	(2)	(14)
Total shareholders' equity	183,441	151,446	1,136,556
Total liabilities and shareholders' equity	¥286,500	¥264,143	$1,982,312

CSK CORPORATION
For each of the three years in the period ended March 31, 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2000	2001	2002	2002
Operating revenues:				
Computer services	¥ 73,668	¥ 90,479	¥100,692	$ 755,661
Computer and other product sales	27,086	29,388	25,584	192,004
Rental	1,086	1,116	1,357	10,185
	101,840	120,983	127,633	957,850
Operating costs and expenses:				
Computer services	56,770	68,179	77,919	584,758
Computer and other product sales	24,562	26,358	23,527	176,565
Rental	335	357	450	3,379
Selling, general and administrative expenses	13,333	14,407	15,205	114,105
	95,000	109,301	117,101	878,807
Operating income	6,840	11,682	10,532	79,043
Other income (expenses):				
Interest and dividend income	1,394	771	804	6,033
Interest expenses	(896)	(1,037)	(647)	(4,859)
Stock issuance expenses	(352)	–	–	–
Gain on sales of marketable securities	2,825	–	–	–
Gain on sales of investments in securities, net	5	4,001	8,389	62,958
Income from investments in partnerships	2,627	2,204	–	–
Loss on sales of investments in subsidiaries and affiliates	–	–	(43,970)	(329,981)
Debt write-offs on transfer of control of subsidiaries	–	–	(14,377)	(107,894)
Loss from investments in partnerships	–	–	(1,179)	(8,850)
Loss on write-down of investments in subsidiaries and affiliates	(950)	(3,813)	(6,701)	(50,292)
Loss on write-down of investments in securities	(120)	(4,057)	(287)	(2,151)
Loss on liquidation of investments in subsidiaries	(254)	(9,792)	(102)	(765)
Foreign exchange (loss) gain	(1,126)	46	95	714
Provision for allowance for doubtful accounts	–	(2,193)	(89)	(664)
Others, net	47	(2,908)	(1,299)	(9,753)
	3,200	(16,778)	(59,363)	(445,504)
Income (loss) before income taxes	10,040	(5,096)	(48,831)	(366,461)
Income taxes				
Current	34	4,040	173	1,299
Deferred	4,126	(3,522)	(19,151)	(143,724)
Net income (loss)	¥ 5,880	¥ (5,614)	¥(29,853)	$(224,036)
	Yen			U.S. Dollars
Per share information:				
Basic earnings per share	¥91.42	¥(75.15)	¥(399.63)	$(3.00)
Cash dividends	¥12.00	¥ 12.00	¥ 12.00	$ 0.99

THE BOARD OF DIRECTORS
CSK CORPORATION

We have audited the accompanying consolidated balance sheets of CSK CORPORATION and its consolidated subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of operations, consolidated statements of shareholders' equity and consolidated statements of cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of CSK CORPORATION and its consolidated subsidiaries as of March 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles and practices generally accepted in Japan (see Note 1) applied on a consistent basis.

As discussed in Note 2 (4), (5) and (11), effective April 1, 2000, CSK CORPORATION and its consolidated subsidiaries have adopted new Japanese accounting standards for financial instruments and accrued employees' retirement benefits.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

Tokyo, Japan
June 27, 2002

CSK CORPORATION
Head Office
Shinjuku Sumitomo Bldg.,
2-6-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 163-0227, Japan
Phone: 81-3-3344-1811

Waseda Office
Waseda University Nishi-Waseda Bldg.,
1-21-1, Nishi-Waseda, Shinjuku-ku,
Tokyo 169-8620, Japan
Phone: 81-3-5286-7100

Kojimachi Office
Kojimachi Crystal City East Bldg.,
4-8-1, Kojimachi, Chiyoda-ku,
Tokyo 102-0083, Japan
Phone: 81-3-3512-9450

CSK Computer Bldg.
CSK Computer Bldg., 3-22-17,
Higashi-Ikebukuro, Toshima-ku,
Tokyo 170-0013, Japan
Phone: 81-3-5956-9350

CSK Computer and Information Education Center
2-5-1, Suwa, Tama-shi,
Tokyo 206-0024, Japan
Phone: 81-42-372-7111

West Japan Branch Office
Nissaydowasonpo Phoenix Tower Bldg.,
4-15-10, Nishi-Tenma, Kita-ku,
Osaka-shi 530-0047, Japan
Phone: 81-6-6363-6200

Umeda Office
19th Floor, Osaka-Ekimae No.3 Bldg.,
1-1-3-1900, Umeda, Kita-ku,
Osaka-shi 530-0001, Japan
Phone: 81-6-6345-5081

Chubu Branch Office
2-9, Chikara-machi, Higashi-ku,
Nagoya-shi 461-0018, Japan
Phone: 81-52-954-8481

Hitachi Regional Office
Taoka Bldg., 4-2-30 Taga-cho,
Hitachi-shi 316-0003, Japan
Phone: 81-294-35-2661

Hiroshima Regional Office
2nd Floor, Tamiya Bldg.,
3-13, Kinya-cho, Minami-ku,
Hiroshima-shi 732-0825, Japan
Phone: 81-82-263-9946

CSK GROUP
SEGA CORPORATION
1-2-12, Haneda, Ota-ku,
Tokyo 144-8531, Japan
URL: http://sega.jp/

BELLSYSTEM24 INC.
Tokyu Bldg., East No.3 Hall,
2-16-8, Minami-Ikebukuro, Toshima-ku,
Tokyo 171-0022, Japan
Phone: 81-3-3590-0024
URL: http://www.bell24.co.jp/

NextCom K.K.
8th Floor, Myokei Bldg.,
1-5-21, Otsuka, Bunkyo-ku,
Tokyo 112-0012, Japan
Phone: 81-3-5977-0801
URL: http://www.nextcom.co.jp/

CSK Network Systems Corporation
16th Floor, Shinjuku Sumitomo Bldg.,
2-6-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 163-0216, Japan
Phone: 81-3-5321-3200
URL: http://www.csknet.co.jp/

ServiceWare Corporation
17th Floor, Shinjuku Sumitomo Bldg.,
2-6-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 163-0217, Japan
Phone: 81-3-3342-6200
URL: http://www.serviceware.co.jp/

JIEC Co., Ltd.
15th Floor, Nishi-Shinjuku-Mitsui Bldg.,
6-24-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
Phone: 81-3-5326-3331
URL: http://www.jiec.co.jp/

Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST, 3-2-1, Kinshi, Sumida-ku,
Tokyo 130-6591, Japan
Phone: 81-3-3623-8300
URL: http://www.jfits.co.jp/

OKINAWA CSK CORPORATION
245-3, Tsubogawa, Naha-shi,
Okinawa 900-0025, Japan
Phone: 81-98-840-4501
URL: http://www.okicsk.co.jp/

CSK SYSTEMS OKINAWA CORPORATION
245-3, Tsubogawa, Naha-shi,
Okinawa 900-0025, Japan
Phone: 81-98-840-4300
URL: http://www.okicsk.co.jp/

CSK Communications Corporation
245-3, Tsubogawa, Naha-shi,
Okinawa 900-0025, Japan
Phone: 81-98-840-4000
URL: http://www.cco.co.jp/

ISAO CORPORATION
3rd Floor, SOWA-Gotanda Bldg.,
2-7-18, Higashi-Gotanda, Shinagawa-ku,
Tokyo 141-0022, Japan
Phone: 81-3-5449-8450
URL: http://www.isao.co.jp/

Japan Card Center Kaisha
2nd Floor, Waseda University Nishi-Waseda Bldg.,
1-21-1, Nishi-Waseda, Shinjuku-ku,
Tokyo 169-8603, Japan
Phone: 81-3-5286-7170
URL: http://www.quocard.com/

CSI Co., Ltd.
5-4-22, Chuo, Nakano-ku,
Tokyo 164-0011, Japan
Phone: 81-3-5340-4020
URL: http://www.csi.co.jp/

BUSINESS EXTENSION CORPORATION
7th Floor, Sunny Bldg.,
7-11-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
Phone: 81-3-5337-1470
URL: http://www.bec-csk.co.jp/

CSK Field Services Co., Ltd.
4th Floor, Ogaku-Bldg.,
2-19, Kanda-Sakuma-cho, Chiyoda-ku,
Tokyo 101-0025, Japan
Phone: 81-3-3865-2503
URL: http://www.csk-fs.co.jp/

Super Software Company, Limited.
6th Floor, Usui Bldg.,
5-4-22, Chuo, Nakano-ku,
Tokyo 164-0011, Japan
Phone: 81-3-3229-5600
URL: http://www.supersoft.co.jp

CSK VENTURE CAPITAL CO., LTD.
17th Floor, Shinjuku-NS Bldg.,
2-4-1, Nishi-Shinjuku, Shinjuku-ku
Tokyo 163-0817, Japan
Phone: 81-3-3457-5588
URL: http://www.cskvc.co.jp/

Livecom Corporation
17th Floor, Shinjuku Sumitomo Bldg.,
2-6-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 163-0227, Japan
Phone: 81-3-5321-3137
http://www.livecom.co.jp/

Tokyo Green Systems Corporation
6th Floor, Laboratory Bldg., c/o CSK
Information Education Center,
2-5-1, Suwa, Tama-shi,
Tokyo 206-0024, Japan
Phone: 81-42-372-7007
URL: http://www.tgs.co.jp/

CSK Kousan Co., Ltd.
27th Floor, Shinjuku Sumitomo Bldg.,
2-6-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 163-0227, Japan
Phone: 81-3-5321-3947

M&C Business Systems Corporation
29th Floor, Twin21MID Tower,
2-1-61, Shiromi, Chuo-ku, Osaka-shi
Osaka 540-6129, Japan
Phone: 81-6-4791-7631
URL: http://www.panasonic.co.jp/mcbs/

VeriServe Corporation
3rd Floor, Sunny Bldg.,
7-11-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
Phone: 81-3-3367-6131
URL:http://www.veriserve.co.jp

ANT, Inc.
3rd Floor, Sasazuka Center Bldg.,
2-1-6 Sasazuka, Shibuya-ku,
Tokyo 151-0073, Japan
Phone: 81-3-5350-1030
URL: http://www.ant.co.jp/

Lightworks Corporation
2nd Floor, Waseda University Nishi-Waseda Bldg., 1-21-1, Nishi-Waseda,
Shinjuku-ku, Tokyo 169-0051, Japan
Phone: 81-3-5287-3671
http://www.light-works.co.jp/

Fukui CSK Corporation
Fukuishinbunsakuradori Bldg.,
1-1-14, Haruyama, Fukui-shi,
Fukui 910-0019, Japan
Phone: 81-776-22-1236
http://www.fukuicsk.co.jp/

HOKKAIDO CSK CORPORATION
3rd Floor, SE Sankyo Bldg.,
1-1-2, Kita-Shichijo-Nishi,
Kita-ku, Sapporo-shi,
Hokkaido 060-0807, Japan
Phone: 81-11-206-3700
http://www.hokkaidocsk.co.jp/

FUKUOKA CSK CORPORATION
5th Floor, Recruit Tenjin Bldg.,
1-1-3, Maizuru, Chuo-ku, Fukuoka-shi,
Fukuoka 810-0073, Japan
Phone: 81-92-724-3311
http://www.fukuoka-csk.co.jp

SHIMANE CSK Corporation
7th Floor, Matsue-Ekimae Esuto Bldg.,
553-6 Otesenba-cho, Matsue-shi,
Shimane 690-0007, Japan
Phone: 81-852-60-6930
http://www.shimane-csk.co.jp/

CSK'S OVERSEAS SUBSIDIARIES AND AFFILIATES

<ASIA>

CSK Software (Singapore) Pte Ltd.
8 Robinson Road, #13-00 Cosco Bldg.,
Shingapore 048544
Phone: 65-536-5525

CSK Systems (Shanghai) Co., Ltd.
4F East Ocean Center,
No. 588 Yan An East, Shanghai, PRC
Phone: 86-21-6360-3051

<NORTH AMERICA>

KIBO GROUP, Inc.
40 Broad Street, 4th Floor,
New York, NY 10004, U.S.A.
Phone: 1-212-504-0200
http://www.kibo-group.com

<EUROPE>

CSK Software AG
Opernplatz 2, D-60313
Frankfurt/Main, Germany
Phone: 49-69-50-952-0
http://www.csksoftware.com

CSK Software (Schweiz) AG
Industriestrasse 50a,
8304 Wallisellen, Switzerland
Phone: 41-1-877-8311

(As of June 30, 2002)

Investor Information

As of March 31, 2002

Corporate Name:	CSK CORPORATION
Established:	October 7, 1968
Stock Exchange Listings:	First Section of the Tokyo Stock Exchange (Listed on March 1, 1985) Osaka Securities Exchange (Listed on June 17, 1991) Nagoya Stock Exchange (Listed on June 17, 1991) Nasdaq NM (Listed on August 29, 1983)
Paid-in Capital:	¥69,029 million
Number of Employees:	4,678
URL:	http://www.csk.co.jp/
Transfer Agent and Registrar:	The Sumitomo Trust & Banking Co., Ltd. Head Office: 4-5-33, Kitahama, Chuo-ku, Osaka 540-8639, Japan Tokyo Stock Transfer Agency Department: 1-4-4, Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan Mailing Address: 1-10, Nikko-cho, Fuchu-shi, Tokyo 183-8701, Japan Stockholder Registration Contact Number: 81-42-351-2211 81-6-6833-4700 URL: http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html
Depositary for ADRs:	The Bank of New York 101 Barclay Street, New York, NY 10286, U.S.A. Phone: 1-212-815-2218 U.S. toll free: 1-888-269-2377

URL: http://www.csk.co.jp/

For more information on CSK, please contact
CSK Public Relations Office IR Section
Phone: 81-3-5321-3164
E-mail: IR_sp@cii.csk.co.jp

Printed in Japan